Exhibit 99.1

GENETIC TECHNOLOGIES LIMITED
A.B.N. 17 009 212 328

Financial Report

for the year ended

30 JUNE 2006

CORPORATE INFORMATION

Directors

Mr. Henry Bosch AO (Non-Executive Chairman)

Dr. Mervyn Jacobson (Chief Executive Officer)

Mr. Fred Bart (Non-Executive)

Mr. John S. Dawkins AO (Non-Executive)

Mr. Robert J. Edge (Non-Executive)

Company Secretary

Mr. Thomas G. Howitt

Registered Office

60-66 Hanover Street,

Fitzroy Victoria 3065

Australia

Telephone:     +61 3 9415 1135

Facsimile:        +61 3 9417 2987

Email:               info@gtg.com.au

Share Register		Bankers
Computershare Investor Services Pty. Ltd.		St. George Bank Limited	KeyBank National Association
Level 2, 45 St. George’s Terrace,		333 Collins Street,	1130 Haxton Drive,
Perth W.A. 6000		Melbourne Vic. 3000	Fort Collins CO 80525
Australia		Australia	U.S.A.

Telephone:	+61 8 9323 2000
Facsimile:	+61 8 9323 2033
Website:	www.computershare.com.au

Auditors		Stock Exchanges
Ernst & Young		Australian Stock Exchange	NASDAQ Global Market
Chartered Accountants,		Code: GTG	Ticker: GENE
The Ernst & Young Building,		Stock Exchange Centre,	The NASDAQ Stock Market,
8 Exhibition Street,		2 The Esplanade,	One Liberty Plaza, 165 Broadway,
Melbourne Vic. 3000		Perth W.A. 6000	New York NY 10006
Australia		Australia	U.S.A.

Company website

www.gtg.com.au

DIRECTORS’ REPORT

The Directors submit their Report for the year ended 30 June 2006.

DIRECTORS

The names and details of the Directors of Genetic Technologies Limited in office during the financial year and until the date of this Report are stated below.  All Directors were in office for this entire period, with the exception of Prof. Deon Venter who resigned from the Board on 23 August 2006.

Names, qualifications, experience and special responsibilities

Mr. Henry Bosch AO, BA (Hons), MA (Non-Executive Chairman)

Mr. Bosch, 75, was appointed to the Board on 24 June 2005 and was appointed Non-Executive Chairman of the Board on 23 November 2005.  He also serves as Chairman of the Company’s Corporate Governance Committee and as a member of its Audit Committee.  He is a former Chairman of the National Companies and Securities Commission, the predecessor of the Australian Securities and Investments Commission, Australia’s principal corporate regulator.  He has also served as Chairman of the Working Group on Corporate Practices and Conduct and Chairman of the committee which produced the Australian Standard on corporate governance.  He has been chairman, or a director, of over thirty companies and other organisations operating in both the government and private sectors.  He has served on a number of audit committees and is an Honorary Fellow of the Institute of Internal Auditors.  His extensive business career has spanned the aluminium, steel, man-made fibres and plastics industries in Canada, UK and Australia and included the positions of Marketing Director of John Lysaght (Australia) Ltd. and Managing Director of Nylex Corporation.  He was made an Officer of the Order of Australia in January 1991.

Dr. Mervyn Jacobson, MBBS (Chief Executive Officer)

Dr. Jacobson, 64, is a legally qualified Medical Practitioner.  He has more than 35 years experience in developing new medical technology and in bringing new medical and biomedical goods and services to the market, working with biotechnology enterprises in Australia, UK, Switzerland, USA, Canada, Mexico and China.  In 1989, he co-founded GeneType AG, the research start-up that subsequently led to the formation of Genetic Technologies Limited.  In February 2000, he was appointed by the Governor of Colorado to the Governor’s Advisory Council in Biotechnology.  He was also a founding Director of the Colorado Biotechnology Association, and Chairman and CEO of XY, Inc., a biotechnology company he co-founded in Colorado.  In June 2004, Dr. Jacobson was appointed Chief Technology Officer of the Scientific Advisory Board of the China National Animal Breeding Stock Export/Import Corporation Limited (CABS), based in Tianjin, China.  Also in 2004, Dr. Jacobson was elected Honorary Life Member of the Royal Zoological Society of South Australia.  In 2006, Dr. Jacobson was appointed to the Scientific Advisory Committee of “IBREAM” - the Institute for the Breeding of Rare and Endangered African Mammals, based at the University of Edinburgh, Scotland.  He was appointed to the Company’s Board of Directors in May 2000, and served as its Executive Chairman from August 2000 until November 2005.  As at the date of this Report, he also serves on the Company’s Corporate Governance Committee and is Chairman of its Canadian-listed subsidiary, Gtech International Resources Limited.  Dr. Jacobson is also a member of the Australian Institute of Company Directors.

Mr. John S. Dawkins AO, Dip Ag, BEc (Non-Executive)

Mr. Dawkins, 59, was appointed to the Board on 24 November 2004 and serves on both the Corporate Governance and Audit Committees.  Mr. Dawkins holds degrees in Agriculture from Roseworthy College and Economics from the University of Western Australia and, for 18 years, served in the Australian House of Representatives for the Australian Labor Party.  Between 1983 and 1993, he served in the Hawke and Keating Governments as Finance Minister, Trade Minister, Employment Education and Training Minister and finally Treasurer.  He serves and has served on the Boards of several companies including Chairman of Elders Rural Bank and Retail Energy Market Company.  He has consulted to a variety of international organisations including The World Bank Group, the OECD, UNDP, and UNESCO.  He is a Patron of the Menzies School of Health Research and for three years was Treasurer of the International Agency for the Prevention of Blindness and for nine years a member of the Board of the Fred Hollows Foundation.  He was made an Officer of the Order of Australia in June 2000 and awarded the Centenary Medal in January 2000.

Mr. Fred Bart, (Non-Executive)

Mr. Bart, 52, has been involved in the textile industry for the last 25 years as well as being a significant investor in the resource and property sectors in Australia and overseas.  He brings to the Company extensive commercial experience from his involvement in the manufacturing and textile industries.  He is also Chairman of Electro Optic Systems Holdings Limited and Global Properties Limited and is a member of the Australian Institute of Company Directors. He was appointed to the Board on 26 October 1996 and also serves as a Director of the Company’s Canadian-listed subsidiary, Gtech International Resources Limited.

Mr. Robert J. Edge, FCA (Non-Executive)

Mr. Edge, 56, was appointed to the Board on 19 April 2004 and serves as Chairman of the Company’s Audit Committee and as a member of its Corporate Governance Committee.  He is a Chartered Accountant, Official Liquidator and Tax Agent.  He has extensive experience at Board level with a number of public companies in Australia and overseas.  He is currently Chief Executive Offcier of International All Sports Limited.  Prior to his appointment as a Director of the Company, he was Managing Director of Global Technology Limited.  He has been a partner in B.D.O. and Ernst & Young and, as a consultant to Ferrier Hodgson, managed the asset realisation and loans recovery program for the liquidation of Pyramid Building Society and the Farrow Group of Companies.

Prof. Deon J. Venter, MB, PhD, MBA (Executive)

Prof. Venter, 50, was appointed to the Board on 17 March 2003 and resigned as a Director on 23 August 2006.  He currently serves as Clinical Director of Pathology for the seven hospitals comprising the Mater Hospitals group in Brisbane, Queensland, and heads up the Molecular Genetics laboratory at the Mater Medical Research Institute.  Up until March 2005, he was Head of the Cancer Functional Genomics Laboratory at the Murdoch Children’s Research Institute in Melbourne, and Head of the Cancer Epidemiology Program, Department of Pathology at the University of Melbourne.  He is a specialist pathologist, a Fellow of the Royal College of Pathologists of Australasia and the author of more than 80 papers on the genetics of cancer.

Company Secretary

Mr. Thomas G. Howitt, BCom, ACA, FTIA, ACIS (Company Secretary and Chief Financial Officer)

Mr. Howitt, 42, is a qualified Chartered Accountant and member of the Taxation Institute of Australia and Institute of Chartered Secretaries.  On 1 June 2004, he was appointed as the group’s first full-time Chief Financial Officer and as Company Secretary on 30 June 2005.  During his 20 year career, he has served as CFO and Company Secretary for a number of companies, listed on both the ASX and foreign stock exchanges.  His experience covers all facets of financial management and control across a variety of industries, including resources and technology (domestic and international), having been instrumental in the successful development, patenting and commercialisation of innovative technologies.  He has played key roles in the raising of bank debt and equity capital and the management of complex due diligence programs and has worked as a senior Taxation Consultant for Ernst & Young and in the investment banking industry.  He also serves as a Director of the Company’s Canadian-listed subsidiary, Gtech International Resources Limited.

Interests in the shares and options of the Company and related bodies corporate

As at the date of this Report, the interests of the Directors in the shares and options of Genetic Technologies Limited are as follows:

Director	Ordinary shares	Options over ordinary shares
Mr. Henry Bosch AO	185,000	500,000
Dr. Mervyn Jacobson	150,931,900	2,000,000
Mr. Fred Bart (refer note)	25,918,214	500,000
Mr. John S. Dawkins AO	—	500,000
Mr. Robert J. Edge	—	500,000

Note:  Mr. Bart also controls 88,500 common shares in Gtech International Resources Limited.

EARNINGS PER SHARE

Basic loss per share (cents per share)	(2.2)
Diluted loss per share (cents per share)	(2.2)

DIVIDENDS

No dividends have been paid since the end of the previous financial year, nor have the Directors recommended that any dividend be paid.

CORPORATE INFORMATION

Corporate structure

Genetic Technologies Limited is a company limited by shares that is incorporated and domiciled in Australia.  The Company has prepared a consolidated financial report incorporating the entities that it controlled during the financial year, which are outlined in the following illustration of the Group’s corporate structure:

Nature of operations and principal activities

The principal activities of the entities within the Group during the financial year were:

•                      Licensing of the Company’s intellectual property;

•                      The provision of genetic testing services; and

•                      Research and development in the areas of genetics and related fields.

There have been no significant changes in the nature of these activities during the financial year.

Employees

The Group employed 49 employees as at 30 June 2006 (2005: 49 employees).

Group overview

Genetic Technologies Limited was incorporated in Western Australia on 5 January 1987 as Concord Mining N.L.  The Company undertook a series of mining projects and, following several intervening changes, changed its name to Duketon Goldfields N.L. on 15 March 1995.  On 15 October 1999, the Company changed its status from a No Liability company to a company limited by shares and, on 29 August 2000, completed the acquisition of GeneType AG, a Swiss private company.  GeneType had been formed in 1989 by Dr. Mervyn Jacobson (Chief Executive Officer) and Dr. Malcolm Simons after they met in early 1989 and resolved to test the hypothesis that the non-coding or “junk” DNA regions in the human was in reality not “junk”, but a valuable and highly ordered reservoir of useful genetic information, overlooked by the scientific community up until that time.  As a result of the GeneType acquisition, the Company changed its business from mining to biotechnology and changed its name to Genetic Technologies Limited.

The considerable ground-breaking research undertaken by GeneType since 1989 now forms an important part of the Company’s significant intellectual property portfolio, including the family of “non-coding” analysis and mapping patents that are the cornerstones of the Company’s licensing business.

The Company has also established a fee-for-service genetic testing business that has since grown to become the largest non-government operation of its type in Australia.  The business performs a wide variety of genetic tests on humans, plants and animals and includes human diagnostics, forensics and animal pedigree tests.

The Company actively supports research and development in the area of genetics and, as at the date of this Report, supports five distinct projects, each of which is described in detail elsewhere in this Financial Report.

Operating results for the year

During the 2006 financial year, the Group recorded total gross revenues of approximately $10.8 million, representing a 3.5% increase in gross revenues over the prior year.  The overall loss fell by more than $2.9 million, due principally to significantly lower legal expenses having been incurred following the successful settlement of the patent dispute with Applera Corporation in December 2005.  Importantly, the consolidated loss after tax comprised net non-cash items totalling approximately $4.6 million, including amortisation of intangible assets ($3.6 million), depreciation and amortisation of fixed assets ($1.2 million), share-based payments expenses ($0.4 million) and non-cash revenues generated from the Applera settlement ($0.6 million).  As a result, the consolidated net cash flows used in operations was $6.0 million.

As a result of the adoption of Australian equivalents to International Financial Reporting Standards (“AIFRS”), the Company recorded, for the first-time, share-based payments expenses of approximately $0.4 million and ceased its prior practice of amortising its goodwill.  Full details regarding the impact of the Company’s adoption of AIFRS are disclosed in Notes 41 and 42 to the attached financial statements.

Following the settlement of the patent dispute with Applera Corporation, the Company has sought to expand its licensing program by the appointment of four independent legal contractors, located in Washington D.C., the San Francisco Bay area, London and Vienna.  It is expected that the appointment of these firms will, in time, greatly assist the Company to secure further licenses to its proprietary “non-coding” technology.

The revenues from the Company’s genetic testing business during the 2006 financial year again saw a healthy increase of almost 7 percent over the equivalent prior year figure.  This follows an increase of 16 percent for the preceding period.  During the year, the range of tests being offered by the Company was expanded and, importantly, the National Association of Testing Authorities, Australia (“NATA”) granted further accreditation of the Company’s Melbourne laboratory to provide a wide range of complex genetic tests.

Finally, during the 2006 financial year, the Company continued to fund five research and development projects, which have the potential to generate further valuable intellectual property for the Company.  Several of these projects made significant technical advances during the year, with trials now being considered in several instances.  The outputs from these projects can then be commercially exploited either by outright sale or via some form of testing and/or licensing activity.  The Company continues to view this commitment to research as being fundamental to its long-term success.

Review of financial condition

Capital structure

During the financial year, the Company issued a total of 20,000 ordinary shares as part consideration for the acquisition of certain intellectual property.  As at the date of this Report, the Company had a total of 362,389,899 fully paid ordinary shares on issue.  All of these shares were listed on the Australian Stock Exchange, and on the NASDAQ Global Market in the USA via the Company’s American Depositary Receipts.  As at 30 June 2006, a total of 10,000,000 ordinary shares were subject to voluntary escrow (refer ASX Additional Information).

Treasury policy

While the Company does not have a formal treasury policy, it follows industry accepted best practice by investing the Company’s cash assets in a diverse range of interest-bearing deposits with several significant financial institutions.

Cash used in operations

During the financial year, the consolidated net cash flows used in operations was approximately $6.0 million.  This amount was consistent with the operating cash flows from the prior period.  Overall, the Group’s consolidated cash assets decreased by approximately $6.5 million during the 2006 financial year.

Liquidity and funding

On 14 January 2005, the Company executed a Master Asset Finance Agreement with National Australia Bank Limited in respect of a $2,500,000 asset finance facility (the “Facility”).  During the period from inception up to 30 June 2006, the Company financed the acquisition of laboratory and other equipment under the Facility with a total value of $1,592,538.

As at the date of this Report, the Company had a credit card facility with St. George Bank Limited with a total credit limit of $110,000, of which $27,885 had been used as at that date.

Risk management

The Company takes a proactive approach to risk management.  The Board is responsible for ensuring that risks, and also opportunities, are identified on a timely basis and that the Group’s objectives and activities are aligned with the risks and opportunities identified by the Board.  The Company believes that it is important for all Board members to be a part of this process and the Board takes overall responsibility for the recognition and management of risk.  The detailed oversight of the compliance and control mechanisms has been delegated to the Audit Committee through its Charter.  The Board believes that the Company is not yet sufficiently large to warrant the appointment of an internal auditor.

Statement of compliance

The statement provided to the Board by the Chief Executive Officer and the Chief Financial Officer on the integrity of the financial statements is founded on a sound system of risk management and internal compliance and control.

SHARE OPTIONS

Unissued shares under option

As at the date of this Report, there were 15,277,500 unissued ordinary shares in the Company under option.  As at the reporting date, being 30 June 2006, there were also 15,277,500 unissued ordinary shares under option.  Refer Note 24 to the attached financial statements for further details regarding the options outstanding, which have been summarised as follows:

	As at the date of this Report	As at 30 June 2006
Staff Share Plan options	14,677,500	14,677,500
Other options	600,000	600,000

Total number of options outstanding	15,277,500	15,277,500

Shares issued as a result of the exercise of options

During the financial year, no shares were issued as a result of the exercise of any options, nor have any options been exercised since the end of the financial year.

LIKELY DEVELOPMENTS AND EXPECTED RESULTS

During the 2007 financial year, the Group will continue to focus on the expansion of its licensing and genetic testing businesses, both domestically and in overseas markets.  It will also commit resources to the advancement of its five principal research and development programs with a view to generating valuable intellectual property for commercial exploitation.

SIGNIFICANT CHANGES IN THE STATE OF AFFAIRS

On 7 July 2005, the Company announced that its disputes with the Auckland District Health Board, as the representative of all the New Zealand district health boards plus the New Zealand Blood Service (together “ADHB”) had all been settled.  Such disputes related to law suits filed in New Zealand in 2004 by ADHB against the Company’s non-coding DNA analysis patent and its genomic mapping patent.  As a consequence of the settlement, the High Court proceedings between the parties were withdrawn, without payment by either party to the other.  Further, both parties agreed not to pursue the other in future, in relation to these patents.  In addition, as part of the settlement, the Company granted commercial licences to its non-coding patents to one commercial and three government entities in New Zealand that together paid the Company a total of NZD450,000.

On 23 August 2005, the Company issued 20,000 fully paid ordinary shares in part consideration for the purchase of certain intellectual property.

On 2 September 2005, the Company completed the listing of its Level II American Depositary Receipts (ADRs) on the NASDAQ Global Market in the USA.  Each ADR comprises 30 of the Company’s fully paid ordinary shares and trades under the ticker symbol GENE.  The listing of the ADRs provides the Company with access to the vast North American capital markets and invaluable exposure for the Company to a wide range of US and European investors.

On 23 November 2005, Mr. Henry Bosch AO was appointed as Non-Executive Chairman of the Board, replacing Dr. Mervyn Jacobson who assumed the position of Chief Executive Officer.

On 25 November 2005, the Company reached an agreement with a co-tenant in respect of the Sydney office premises that had been previously leased by the Company.  As part of this agreement, the Company had no further obligations in respect of those premises as from 1 January 2006.

On 12 December 2005, the Company announced that it had reached a final settlement of its patent dispute with Applera Corporation, further to a settlement conference held in San Francisco, California.  The parties had executed a number of binding agreements, including a Settlement Agreement, plus license agreements and a supply agreement, and jointly applied to Northern California District Court requesting that all claims and counterclaims in the legal action be dismissed.  The matter was subsequently dismissed in late December 2005.  The total value of the consideration receivable by the Company was approximately $15 million, payable partly in cash and partly in kind - including agreements supplying the Company with certain Applera equipment, reagents and intellectual property rights.

During the year ended 30 June 2006, the Company appointed four legal contractors, located in the United States of America, the United Kingdom and Austria, to assist with the expansion of the Company’s licensing program.

During the year ended 30 June 2006, the Company granted a total of 5,300,000 options under the Staff Share Plan.  Each option entitles the holder to acquire one ordinary share in the Company at price ranging from $0.40 to $0.56 each for periods of up to six years from the date of issue, subject to certain vesting restrictions.  Also during that period, a total of 2,630,000 options that had previous been granted under the Staff Share Plan lapsed unexercised.

There were no other significant changes in the state of affairs that are not described elsewhere in this Report.

SIGNIFICANT EVENTS AFTER BALANCE DATE

On 23 August 2006, Prof. Deon Venter resigned as a Director of the Company.  Apart from this, there were no other significant events which occurred after balance date.

INDEMNIFICATION AND INSURANCE OF DIRECTORS AND OFFICERS

During the financial year, the Company paid a premium in respect of a contract insuring the Directors and Officers of the Company and any related body corporate against a liability incurred as such a Director or Officer to the extent permitted by the Corporations Act 2001.  The contract of insurance prohibits disclosure of the nature of the liability and the amount of the premium.  The Company has agreed to indemnify the current Directors, Executive Officers and former Directors against all liabilities to other persons that may arise from their position as Directors or Officers of the Company and its subsidiaries, except where to do so would be prohibited by law.  The agreement stipulates that the Company will meet the full amount of any such liabilities, including costs and expenses.

REMUNERATION REPORT (AUDITED)

This Report outlines the remuneration arrangements in place for Directors and Executives of Genetic Technologies Limited (the “Company”).

Corporate Governance Committee

The Corporate Governance Committee of the Board of Directors of the Company (formerly known as the Nomination and Remuneration Committee) was established on 21 April 2005 and is, amongst other things, responsible for determining and reviewing remuneration arrangements for the Directors, the Chief Executive Officer and the senior management team.  The Committee is chaired by Mr. Henry Bosch AO and has as its members Mr. John Dawkins AO and Mr. Robert Edge, both of whom are independent directors, and Dr. Mervyn Jacobson, the Chief Executive Officer.

The Corporate Governance Committee has been established to assess the appropriateness of the nature and amount of remuneration of Directors and senior managers on a periodic basis by reference to relevant employment market conditions, with the overall objective of ensuring maximum shareholder benefit from the retention of a high quality Board and executive team.

Remuneration structure

In accordance with best practice corporate governance, the structure of Non-Executive Director and senior manager remuneration is separate and distinct.

Non-Executive Director remuneration

Objective

The Board seeks to set aggregate remuneration at a level which provides the Company with the ability to attract and retain Directors of the highest calibre, whilst incurring a cost which is acceptable to shareholders.

Structure

The Company’s Constitution and the Australian Stock Exchange Listing Rules specify that the aggregate remuneration of Non-Executive Directors shall be determined from time to time by a General Meeting of shareholders.  An amount not exceeding the amount determined is then divided between the Directors as agreed.  The latest determination was at the Annual General Meeting held on 23 November 2005, when shareholders approved an aggregate remuneration of $400,000 per year.  The Board considers that, in the light of this level of fees and the Company’s present situation, it has previously been appropriate for options to be made available to Directors.

The amount of aggregate remuneration sought to be approved by shareholders, the manner in which it is apportioned amongst Directors, and the policy of granting options to Directors, are reviewed annually.

Each Non-Executive Director receives a fee for serving as a Director of the Company.  No additional fees are paid to any Director for serving on a committee of the Board.

Executive Director and Senior Management remuneration

Objective

The Company aims to reward Executives with a level and mix of remuneration commensurate with their position and responsibilities within the Company and so as to:

•             reward Executives for Company and individual performance against targets set by reference to suitable benchmarks;

•             align the interests of Executives with those of shareholders; and

•             ensure that the total remuneration paid is competitive by market standards.

The Corporate Governance Committee continues to develop policies directed at achieving these objectives.

Structure

The remuneration paid to Executives is set with reference to prevailing market levels and comprises a fixed salary, various short term incentives (which are linked to agreed key performance indicators), and an option component.  Options are granted to Executives in line with their respective levels of experience and responsibility.  Details of the remuneration paid to Executives during the 2006 financial year follow.

Employment contracts

There are no employment contracts in place with any Director of the Company.  The conditions of employment of Executives are covered by standard letters of employment and contain no unusual terms.

Directors’ remuneration

		Short-term	Post employment	Share-based
Name of Director / Title	Year	Salary/fees	Superannuation	Options	Totals
		$	$	$	$
Mr. Henry Bosch AO (note)	2006	66,637	—	55,554	122,191
Non-Executive Chairman	2005	—	—	—	—
Dr. Mervyn Jacobson	2006	300,000	—	—	300,000
Chief Executive Officer	2005	300,000	—	—	300,000
Mr. Fred Bart	2006	30,000	2,700	—	32,700
Non-Executive Director	2005	30,000	2,700	—	32,700
Mr. John S. Dawkins AO	2006	30,000	2,700	55,554	88,254
Non-Executive Director	2005	18,044	1,624	—	19,668
Mr. Robert J. Edge	2006	30,000	2,700	51,979	84,679
Non-Executive Director	2005	30,000	2,700	40,508	73,208
Prof. Deon J. Venter (note)	2006	104,999	9,450	47,822	162,271
Executive Director	2005	109,038	2,804	85,600	197,442
Totals	2006	561,636	17,550	210,909	790,095
	2005	487,082	9,828	126,108	623,018

Note:                  Mr. Bosch was appointed as Non-Executive Chairman of the Board on 23 November 2005.
Prof. Venter resigned as a Director of the Company on 23 August 2006.

Executives’ remuneration

		Short-term	Post employment	Share-based
Name of Director / Title	Year	Salary/fees	Superannuation	Options	Totals
		$	$	$	$
Mr. Thomas G. Howitt	2006	181,151	16,304	58,524	255,979
Chief Financial Officer and Company Secretary	2005	166,153	14,953	27,207	208,313
Mr. Geoffrey E. Newing (note)	2006	175,690	13,292	60,297	249,279
Chief Operating Officer	2005	100,000	—	—	100,000
Dr. Gary Cobon (note)	2006	101,807	8,982	4,062	114,851
Chief Scientific Officer	2005	—	—	—	—
Mr. Ian N. Christensen (note)	2006	127,149	17,929	9,677	154,755
Group General Manager - Intellectual Property	2005	119,734	18,900	9,791	148,425
Totals	2006	585,797	56,507	132,560	774,864
	2005	385,887	33,853	36,998	456,738

Note:                  Mr. Newing was appointed as Chief Operating Officer on 24 August 2006.
Dr. Cobon was appointed as Chief Scientific Officer on 2 November 2005.
Mr. Christensen resigned as Group General Manager - Intellectual Property on 12 August 2006.

Options granted and vested as part of remuneration during the year ended 30 June 2006

During the financial year, options were granted as equity compensation benefits to certain Directors and Executives as disclosed below.  The options were issued free of charge.  Each option entitles the holder to acquire one fully paid ordinary share in the Company at the respective exercise price.  The options have an expiry period of six years after granting and vest proportionately over a four year period from the date on which the Director or Executive commenced employment.

	Number of options			Exercise	Number	Value per	Vesting
Name of Director	Vested	Granted	Grant date	price	exercised	option	date
Mr. Henry Bosch AO	125,000	500,000	22 Nov. 2005	$0.56	N/A	$0.285	22 Nov. 2007
Dr. Mervyn Jacobson	500,000	—	—	—	N/A	—	—
Mr. Fred Bart	125,000	—	—	—	N/A	—	—
Mr. John S. Dawkins AO	125,000	500,000	22 Nov. 2005	$0.56	N/A	$0.285	22 Nov. 2007
Mr. Robert J. Edge	125,000	500,000	25 Nov. 2004	$0.48	N/A	$0.311	25 Nov. 2008
Prof. Deon J. Venter	250,000	—	—	—	N/A	—	—
Totals	1,250,000	1,500,000

	Number of options			Exercise	Number	Value per	Vesting
Name of Executive	Vested	Granted	Grant date	price	exercised	option	date
Mr. Thomas G. Howitt	187,500	250,000	12 Aug. 2005	$0.53	N/A	$0.197	12 Aug. 2009
Mr. Geoffrey E. Newing	—	750,000	12 Aug. 2005	$0.53	N/A	$0.197	12 Aug. 2009
Dr. Gary Cobon	—	750,000	22 June 2006	$0.46	N/A	$0.146	22 June 2010
Mr. Ian N. Christensen	75,000	—	—	—	N/A	—	—
Totals	262,500	1,750,000

Fair values of options

The fair value of each option is estimated on the grant date using a Black-Scholes option-pricing model with the following weighted average assumptions used for grants made during the years ended 30 June 2006, 2005 and 2004.

	2006	2005	2004
Dividend yield	—	—	—
Expected volatility	53%	55%	89%
Historical volatility	53%	55%	89%
Risk-free interest rate	5.62%	5.21%	5.80%
Expected life of options	5 years	5 years	6 years

The expected life of the options is based on historical data and is not necessarily indicative of exercise patterns that may occur.  The expected volatility reflects the assumption that the historical volatility is indicative of future trends, which may also not necessarily be the actual outcome.

The resulting weighted average fair values per option for those options vesting on or after 1 July 2005 are:

Name of Director/Executive	Options	Grant date	Expiry date	Weighted ave. fair value
Mr. Henry Bosch AO	500,000	23 Nov. 2005	23 Nov. 2011	$0.285
Dr. Mervyn Jacobson	500,000	30 Nov. 2001	30 Nov. 2007	$0.340
Mr. Fred Bart	125,000	30 Nov. 2001	30 Nov. 2007	$0.340
Mr. John S. Dawkins AO	500,000	23 Nov. 2005	23 Nov. 2011	$0.285
Mr. Robert J. Edge	375,000	25 Nov. 2004	25 Nov. 2010	$0.311
Prof. Deon J. Venter	500,000	20 May 2003	20 May 2009	$0.357
Mr. Thomas G. Howitt	562,500	6 Sept. 2004	6 Sept. 2010	$0.139
Mr. Thomas G. Howitt	250,000	12 Aug. 2005	12 Aug. 2011	$0.197
Mr. Geoffrey E. Newing	750,000	12 Aug. 2005	12 Aug. 2011	$0.197
Dr. Gary Cobon	750,000	22 June 2006	22 June 2012	$0.146

ENVIRONMENTAL REGULATION AND PERFORMANCE

The Group ceased active mining and exploration activities in previous years.  As at the date of this Report, the Group retained a 17.45% (2005: 18.11%) direct equity interest in the North Laverton Joint Venture with Regis Resources N.L. in Western Australia.  There are significant environmental regulations under the Western Australia Mining Act 1978 and Environment Protection Act 1986.  License requirements relating to waste disposal, water and air pollution exist in relation to mining activities.  The Directors are not aware of any significant breaches of these regulations during the period covered by this Report.

DIRECTORS’ MEETINGS

Meeting attendances

The number of meetings of Directors (including meetings of Committees of Directors) held during the financial year, and the number of such meetings attended by each Director, were as follows:

	Directors’ meetings		Committees of the Board
			Audit		Corporate Governance
	Eligible	Attended	Eligible	Attended	Eligible	Attended
Mr. Henry Bosch AO	8	8	8	8	3	3
Dr. Mervyn Jacobson	8	8	—	—	3	1
Mr. Fred Bart	8	6	—	—	—	—
Mr. John S. Dawkins AO	8	6	8	7	3	3
Mr. Robert J. Edge	8	8	8	8	3	3
Prof. Deon J. Venter	8	7	—	—	—	—

Notes:            During the year ended 30 June 2006, a total of four Unanimous Consent Resolutions of the Directors were also passed.
Mr. Bosch was appointed as a Director of the Company on 24 June 2005 and as Chairman on 23 November 2005.
Prof. Venter resigned as a Director of the Company on 23 August 2006.
In accordance with the charter, the auditor attended three meetings of the Audit Committee at the request of the Committee.

Committee membership

As at the date of this Report, the Company had an Audit Committee and a Corporate Governance Committee of the Board of Directors (the latter being formerly known as the Nomination and Remuneration Committee).

The individuals who served as members of these Committees during the financial year were:

	Audit Committee	Corporate Governance Committee
	Period served	Period served
Mr. Henry Bosch AO	1 July 2005 to 30 June 2006	6 October 2005 to 30 June 2006
Dr. Mervyn Jacobson	Not applicable	1 July 2005 to 30 June 2006
Mr. Fred Bart	Not applicable	Not applicable
Mr. John S. Dawkins AO	1 July 2005 to 30 June 2006	1 July 2005 to 30 June 2006
Mr. Robert J. Edge	1 July 2005 to 30 June 2006	6 October 2005 to 30 June 2006
Prof. Deon J. Venter	Not applicable	1 July 2005 to 6 October 2005

Notes:            Mr. Edge served as the Chairman of the Audit Committee.
Mr. Dawkins served as the Chairman of the Corporate Governance Committee from its inception on 21 April 2005 until 6 October 2005, when Mr. Bosch was appointed to the position.

AUDITOR INDEPENDENCE AND NON-AUDIT SERVICES

Auditor independence

The Directors have received an independence declaration from Ernst & Young, the auditor of Genetic Technologies Limited, as reproduced on page 59 of this Financial Report.

Non-audit services

During the 2006 financial year, the auditor of Genetic Technologies Limited, Ernst & Young, provided the Company with certain non-audit services.  The Directors are satisfied that the provision of non-audit services is compatible with the general standard of independence for auditors imposed by the Corporations Act.  The nature and scope of each type of non-audit service provided means that audit independence was not compromised.  Ernst & Young received, or are due to receive, a total of $79,120 in respect of the provision of non-audit services.

Signed in accordance with a resolution of the Directors.

MR. HENRY BOSCH AO
Non-Executive Chairman

Melbourne, 11 September 2006

CORPORATE GOVERNANCE STATEMENT

Corporate Governance is the system by which companies are controlled, and governance policies need to fit the circumstances of the company.  Genetic Technologies Limited is moving rapidly from being an entrepreneurial start-up company towards being an established and profitable entity in which the governance system fully reflects the Principles and Recommendations of the ASX Corporate Governance Council.

The Board of Directors has adopted a number of policies and procedures which comply fully with the Principles and Recommendations of the ASX Corporate Governance Council and, during the year ended 30 June 2006, the Company has developed and introduced various others.

As at the date of this Report, the following eleven Corporate Governance documents had been adopted by the Board, in addition to the Company’s Constitution which was revised and approved by the shareholders of the Company in November 2005:

•                      a Board Charter which defines the role of the Board and that of management;

•                      an Audit Committee Charter;

•                      a Corporate Governance Committee Charter;

•                      a Board Protocol which clarifies the responsibilities of Directors and the Company’s expectations of them;

•                      a Code of Conduct;

•                      a Board Performance Evaluation Policy;

•                      a Risk and Compliance Policy;

•                      a Continuous Disclosure Policy;

•                      a Securities Trading Policy;

•                      a Shareholder Communications Policy; and

•                      a Whistleblower Policy.

Since the completion of the 2005 Corporate Governance Statement, the Company has restructured its Board so that it complies with ASX Recommendations 2.1 [by appointing a majority of independent Directors], and 2.2 and 2.3 [by appointing an independent Chairman, separate from the Chief Executive Officer].  Steps have also been taken to comply with Recommendation 9.3 [with respect to remuneration paid to Directors and Executives].

Work is continuing on other areas of the Company’s governance structure.

Board responsibility

The Board of Directors of Genetic Technologies Limited is responsible for the corporate governance of the Group.  The Board guides and monitors the business and affairs of Genetic Technologies Limited on behalf of the shareholders by whom they are elected and to whom they are accountable.

For further information on the corporate governance policies adopted by Genetic Technologies Limited, refer to the Company’s website: www.gtg.com.au

Structure of the Board

The skills, experience and expertise relevant to the position of director held by each Director in office as at the date of this Report is included in the Directors’ Report which forms part of this Financial Report.  Directors of Genetic Technologies Limited are considered to be independent when they are independent of management and free from any business or other relationship that could materially interfere with - or could reasonably be perceived to materially interfere with - the exercise of their unfettered and independent judgement.

In the context of director independence, “materiality” is considered from both the Company and individual Director perspective.  The determination of materiality requires consideration of both quantitative and qualitative elements.  An item is presumed to be quantitatively immaterial if it is equal to or less than 5% of the appropriate base amount.  It is presumed to be material (unless there is qualitative evidence to the contrary) if it is equal to or greater than 10% of the appropriate base amount.  Qualitative factors considered include whether a relationship is strategically important, the competitive landscape, the nature of the relationship and the contractual or other arrangements governing it and other factors which point to the actual ability of the Director in question to shape the direction of the Company’s loyalty.

In accordance with the definition of independence above, and the materiality thresholds set, the following Directors of Genetic Technologies Limited are considered to be independent:

Name	Position
Mr. Henry Bosch AO	Non-Executive Chairman
Mr. John S. Dawkins AO	Non-Executive Director
Mr. Robert J. Edge	Non-Executive Director

There are procedures in place, as agreed by the Board, to enable Directors, in furtherance of their duties, to seek independent professional advice at the Company’s expense.

The approximate terms in office held by each Director in office at the date of this Report are as follows:

Name	Term in office
Mr. Henry Bosch AO	1 year, 3 months
Dr. Mervyn Jacobson	6 years, 1 month
Mr. Fred Bart	9 years, 11 months
Mr. John S. Dawkins AO	1 year, 10 months
Mr. Robert J. Edge	2 years, 5 months

For additional details regarding Board appointments, please refer to the Company’s website.

Corporate Governance Committee

During the 2005 financial year, the Board established a Nomination and Remuneration Committee, which meets at least three times annually to ensure that the Board continues to operate within the established guidelines including, when necessary, selecting candidates for the position of Director.

During the 2006 financial year, the role of the Committee was expanded to include matters related to the Company’s Corporate Governance affairs and its name changed to the Corporate Governance Committee to reflect that additional role.  The members of the Committee have the right to appoint an independent consultant who is not a Director of the Company to attend meetings of the Committee as appropriate.

As at the date of this Report, the members of the Corporate Governance Committee were:

Mr. Henry Bosch AO (Chairman)

Mr. John S. Dawkins AO

Mr. Robert J. Edge

Dr. Mervyn Jacobson

For details of Directors’ attendances at meetings of the Corporate Governance Committee, refer to page 12 of the Directors’ Report.

Audit Committee

The Board has established an Audit Committee which operates under a Charter approved by the Board.  It is the Board’s responsibility to ensure that an effective internal control framework exists within the entity.  This includes internal controls to deal with both the effectiveness and efficiency of significant business processes, the safeguarding of assets, the maintenance of proper accounting records, and the reliability of financial information as well as non-financial considerations such as the benchmarking of operational key performance indicators.

The Board has delegated the responsibility for the establishment and maintenance of a framework of internal control and ethical standards for the management of the Group to the Audit Committee.

The Audit Committee also provides the Board with assurance regarding the reliability of financial information for inclusion in the financial reports.  All members of the Audit Committee are independent Non-Executive Directors.

As at the date of this Report, the members of the Audit Committee were:

Mr. Robert J. Edge (Chairman)

Mr. Henry Bosch AO

Mr. John S. Dawkins AO

For details of Directors’ attendances at meetings of the Audit Committee, refer to page 12 of the Directors’ Report.

Remuneration

It is the Company’s objective to provide maximum shareholder benefit from the retention of a high quality Board and executive team by remunerating Directors and key Executives fairly and appropriately with reference to relevant employment market conditions.  A full discussion of the Company’s remuneration philosophy and framework and the remuneration received by Directors and Executives during the 2006 financial year is included in the Remuneration Report, which is contained within the Directors’ Report.

INCOME STATEMENT
For the year ended 30 June 2006

		Consolidated		Genetic Technologies Limited
	Notes	2006	2005	2006	2005
		$	$	$	$
Income
Revenue	3	9,235,469	8,962,441	6,685,248	6,570,493
Other income	3	1,521,645	1,427,510	1,044,954	839,303
Total income	3	10,757,114	10,389,951	7,730,202	7,409,796

Expenses
Accounting and audit fees		(493,710)	(530,597)	(483,037)	(523,530)
Administration expenses		(417,066)	(537,725)	(175,618)	(285,949)
Amortisation expenses	4	(4,118,996)	(3,683,937)	(4,063,428)	(3,723,300)
Contract research expenses		(1,345,916)	(873,501)	(234,299)	(130,320)
Depreciation expenses	4	(698,281)	(727,748)	(85,834)	(7,692)
Employee benefits expenses	4	(5,000,631)	(4,476,250)	(2,117,056)	(1,933,871)
Finance costs	4	(112,082)	(69,965)	(96,810)	(54,347)
Foreign exchange losses		—	(186,222)	—	(212,715)
Genetic testing expenses		(419,440)	(486,549)	—	—
Laboratory supplies		(1,589,106)	(1,265,946)	—	—
Legal and patent fees		(1,440,929)	(4,555,642)	(1,097,818)	(4,184,748)
Marketing and promotion expenses		(502,353)	(504,974)	(286,041)	(200,881)
Rent and outgoings		(511,050)	(495,749)	(19,786)	(69,069)
Royalties, license fees and commissions paid		(177,283)	(921,458)	(152,371)	(899,374)
Share-based payments expense		(431,875)	(377,603)	(413,212)	(377,603)
Impairment of investments in subsidiaries		—	—	(120,303)	(959,045)
Impairment of loans to subsidiaries		—	—	(6,100,000)	(5,000,000)
Withholding tax		(90,500)	(258,243)	(90,500)	(258,243)
Write-off of goodwill		(97,500)	—	—	—
Other expenses		(1,218,519)	(1,211,777)	(1,005,544)	(883,720)
Total expenses		(18,665,237)	(21,163,886)	(16,541,657)	(19,704,407)
Loss before income tax expense		(7,908,123)	(10,773,935)	(8,811,455)	(12,294,611)
Income tax (expense) / benefit	6	—	—	120,303	—
Loss after income tax expense		(7,908,123)	(10,773,935)	(8,691,152)	(12,294,611)
Net loss attributable to minority interest	27	(10,650)	(46,292)	—	—
Net loss attributable to members of Genetic Technologies Limited		(7,918,773)	(10,820,227)	(8,691,152)	(12,294,611)

Earnings per share (cents per share)
Basic loss for the year attributable to the ordinary equity holders of Genetic Technologies Limited	5	(2.2)	(3.4)
Diluted loss for the year attributable to the ordinary equity holders of Genetic Technologies Limited	5	(2.2)	(3.4)

BALANCE SHEET

As at 30 June 2006

		Consolidated		Genetic Technologies Limited
	Notes	2006	2005	2006	2005
		$	$	$	$
ASSETS
Current assets
Cash and cash equivalents	7	11,885,247	18,414,017	10,953,559	17,322,229
Trade and other receivables	8	1,401,468	695,859	997,858	150,034
Prepayments	9	587,988	495,935	158,809	77,112
Other financial assets	10	85,963	87,514	85,963	87,514
Total current assets		13,960,666	19,693,325	12,196,189	17,636,889

Non-current assets
Receivables	11	—	—	7,984,505	9,564,022
Prepayments	12	42,603	83,836	42,603	83,836
Available-for-sale investments	13	673,595	656,353	673,595	656,353
Property, plant and equipment	14	2,265,787	2,606,067	1,571,236	1,406,321
Intangible assets and goodwill	15	16,774,256	20,459,476	8,039,833	11,583,833
Other financial assets	16	—	—	451,245	451,245
Total non-current assets		19,756,241	23,805,732	18,763,017	23,745,610
Total assets		33,716,907	43,499,057	30,959,206	41,382,499

LIABILITIES
Current liabilities
Trade and other payables	17	1,410,378	3,004,693	861,216	2,514,639
Interest-bearing liabilities	18	490,379	435,431	490,379	435,431
Deferred revenue	19	33,679	481,478	33,679	164,085
Withholding tax payable	20	600,466	645,821	600,466	645,821
Provisions	21	411,310	304,251	155,162	114,246
Total current liabilities		2,946,212	4,871,674	2,140,902	3,874,222

Non-current liabilities
Interest-bearing liabilities	22	491,729	907,981	491,729	907,981
Provisions	21	36,827	36,163	6,679	11,060
Total non-current liabilities		528,556	944,144	498,408	919,041
Total liabilities		3,474,768	5,815,818	2,639,310	4,793,263
Net assets		30,242,139	37,683,239	28,319,896	36,589,236

EQUITY
Contributed equity	23	70,243,996	70,235,396	70,243,996	70,235,396
Reserves	25	1,237,524	779,101	1,195,632	782,420
Accumulated losses	26	(41,414,557)	(33,495,784)	(43,119,732)	(34,428,580)
Parent interests		30,066,963	37,518,713	28,319,896	36,589,236
Minority interests	27	175,176	164,526	—	—
Total equity		30,242,139	37,683,239	28,319,896	36,589,236

CASH FLOW STATEMENT

For the year ended 30 June 2006

		Consolidated		Genetic Technologies Limited
	Notes	2006	2005	2006	2005
		$	$	$	$
Cash flows used in operating activities
Receipts from customers		7,537,611	8,873,877	4,947,241	6,634,614
Payments to suppliers and employees		(15,067,011)	(15,800,395)	(7,384,044)	(8,616,831)
Interest received		926,777	544,334	896,439	521,486
Other income		757,383	657,965	267,883	221,912
Finance costs		(112,082)	(69,965)	(96,810)	(54,347)
Net cash flows used in operating activities	7	(5,957,322)	(5,794,184)	(1,369,291)	(1,293,166)
Cash flows used in investing activities
Proceeds from the sale of plant and equipment		4,469	592,818	4,469	4,556
Purchases of plant and equipment		(159,716)	(618,301)	(40,617)	(71,039)
Advances to subsidiaries		—	—	(4,512,339)	(4,433,555)
Net cash flows used in investing activities		(155,247)	(25,483)	(4,548,487)	(4,500,038)
Cash flows (used in)/provided by financing activities
Proceeds from the issue of ordinary shares		—	13,158,843	—	13,158,843
Repayment of hire purchase principal		(450,892)	(285,131)	(450,892)	(285,131)
Net cash flows (used in)/provided by financing activities		(450,892)	12,873,712	(450,892)	12,873,712
Net increase/(decrease) in cash and cash equivalents		(6,563,461)	7,054,045	(6,368,670)	7,080,508
Cash and cash equivalents at beginning of year		18,414,017	11,363,291	17,322,229	10,241,721
Net foreign exchange difference		34,691	(3,319)	—	—
Cash and cash equivalents at end of year	7	11,885,247	18,414,017	10,953,559	17,322,229

STATEMENT OF CHANGES IN EQUITY
For the year ended 30 June 2006

Consolidated	Contributed equity	Reserves	Accumulated losses	Sub-total	Minority interest	Total equity
	$	$	$	$	$	$
At 1 July 2004	57,076,553	404,817	(22,675,557)	34,805,813	118,234	34,924,047
Currency translation differences	—	(3,319)	—	(3,319)	—	(3,319)
Loss for the year	—	—	(10,820,227)	(10,820,227)	46,292	(10,635,089)
Total recognised income and expense for the year	—	(3,319)	(10,820,227)	(10,823,546)	46,292	(10,777,254)
Exercise of options	13,158,843	—	—	13,158,843	—	13,158,843
Share-based payments	—	377,603	—	377,603	—	377,603
At 30 June 2005	70,235,396	779,101	(33,495,784)	37,518,713	164,526	37,683,239
Currency translation differences	—	26,548	—	26,548	—	26,548
Loss for the year	—	—	(7,918,773)	(7,918,773)	10,650	(7,908,123)
Total recognised income and expense for the year	—	26,548	(7,918,773)	(7,892,225)	10,650	(7,881,575)
Issue of ordinary shares	8,600	—	—	8,600	—	8,600
Share-based payments	—	431,875	—	431,875	—	431,875
At 30 June 2006	70,243,996	1,237,524	(41,414,557)	30,066,963	175,176	30,242,139

Genetic Technologies Limited	Contributed equity	Reserves	Accumulated losses	Sub-total	Minority interest	Total equity
	$	$	$	$	$	$
At 1 July 2004	57,076,553	404,817	(22,133,969)	35,347,401	—	35,347,401
Loss for the year	—	—	(12,294,611)	(12,294,611)	—	(12,294,611)
Total recognised income and expense for the year	—	—	(12,294,611)	(12,294,611)	—	(12,294,611)
Exercise of options	13,158,843	—	—	13,158,843	—	13,158,843
Share-based payments	—	377,603	—	377,603	—	377,603
At 30 June 2005	70,235,396	782,420	(34,428,580)	36,589,236	—	36,589,236
Loss for the year	—	—	(8,691,152)	(8,691,152)	—	(8,691,152)
Total recognised income and expense for the year	—	—	(8,691,152)	(8,691,152)	—	(8,691,152)
Issue of ordinary shares	8,600	—	—	8,600	—	8,600
Share-based payments	—	413,212	—	413,212	—	413,212
At 30 June 2006	70,243,996	1,195,632	(43,119,732)	28,319,896	—	28,319,896

NOTES TO THE FINANCIAL STATEMENTS

For the year ended 30 June 2006

1.                  CORPORATE INFORMATION

The Financial Report of Genetic Technologies Limited (the “Company”) for the year ended 30 June 2006 was authorised for issue in accordance with a resolution of the Directors dated 11 September 2006.  Genetic Technologies Limited is incorporated in Australia and is a company limited by shares.  The Company’s ordinary shares are publicly traded on the Australian Stock Exchange under the symbol GTG and, via Level II American Depositary Receipts, on the NASDAQ Global Market under the ticker GENE.  The Company’s principal activities and operations during the year ended 30 June 2006 are disclosed elsewhere in this Financial Report.

2.                  SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

(a)              Basis of preparation

The Financial Report is a general-purpose financial report, which has been prepared in accordance with the Corporations Act 2001 and Australian Accounting Standards.  The Financial Report has also been prepared on a historical cost basis except for investments in available-for-sale financial assets which have been measured at fair value.

(b)              Statement of compliance

The Financial Report complies with Australian Accounting Standards, which include Australian equivalents to International Financial Reporting Standards (“AIFRS”).  Compliance with AIFRS ensures that the Financial Report, comprising the financial statements and notes thereto, complies with International Financial Reporting Standards (“IFRS”).  Refer Note 42 for full reconciliations from Australian GAAP to AIFRS.  This is the first annual Financial Report prepared based under AIFRS and comparatives for the year ended 30 June 2005 have been restated accordingly.

Except for the revised AASB 119 Employee Benefits and the consequential amendments contained in AASB 2004-3, the adoption of which had no impact on the Group’s Financial Report, Australian Accounting Standards and UIG Interpretations that have recently been amended but are not yet effective have not been adopted by the Group and are outlined below.

Reference and Title:	AASB 2005-1: Amendments to Australian Accounting Standard AASB 139

Summary:	Amendment to allow the foreign currency risk of a highly probable intra-group forecast transaction to qualify as the hedged item in certain circumstances.

Application date of standard:	For annual reporting periods beginning on or after 1 January 2006.

Impact on Group Financial Report:	The Group does not apply intra-group hedge accounting and therefore no impact is expected on the Group’s Financial Report.

Application date for Group:	1 July 2006

Reference and Title:	AASB 2005-4: Amendments to Australian Accounting Standards [AASB 139, AASB 132, AASB 1, AASB 1023 & AASB 1038]

Summary:	Amendments relate to the restriction on designating financial instruments at fair value through profit and loss.

Application date of standard:	For annual reporting periods beginning on or after 1 January 2006.

Impact on Group Financial Report:	The Group has not elected to designate any financial instruments as at fair value through the profit and loss and therefore no impact is expected on the Group’s Financial Report.

Application date for Group:	1 July 2006

Reference and Title:	AASB 2005-5: Amendments to Australian Accounting Standards [AASB 1 & AASB 139]

Summary:	Consequential amendments made to AASB 1 due to the issue of UIG Interpretation 4. Consequential amendments made to AASB 139 due to the issue of UIG Interpretation 5.

Application date of standard:	For annual reporting periods beginning on or after 1 January 2006.

Impact on Group Financial Report:

These requirements are consistent with the Group’s existing accounting policies or relate to transactions that the Group has not entered into and therefore no impact is expected on the Group’s Financial Report.

Application date for Group:	1 July 2006

Reference and Title:	AASB 2005-6: Amendments to Australian Accounting Standards [AASB 3]

Summary:	The definition of “contribution by owners” is removed and the AASB 3 scope exclusion for business combinations involving entities or businesses under common control is adopted.

Application date of standard:	For annual reporting periods beginning on or after 1 January 2006.

Impact on Group Financial Report:

These requirements are consistent with the Group’s existing accounting policies or relate to transactions the Group has not entered into and therefore no impact is expected on the Group’s Financial Report.

Application date for Group:	1 July 2006

Reference and Title:	AASB 2005-9: Amendments to Australian Accounting Standards [AASB 4, AASB 1023, AASB 139 & AASB 132]

Summary:	The amendments provide guidance as to which standard applies to financial guarantee contracts under certain circumstances.

Application date of standard:	For annual reporting periods beginning on or after 1 January 2006.

Impact on Group Financial Report:	The impacts of these amendments on the Group’s Financial Report have not yet been determined.

Application date for Group:	1 July 2006

Reference and Title:	AASB 2005-10: Amendments to Australian Accounting Standards [AASB 132, AASB 101, AASB 114, AASB 117, AASB 133, AASB 139, AASB 1, AASB 4, AASB 1023 & AASB 1038]

Summary:	These amendments arise from the release in August 2005 of AASB 7Financial Instruments: Disclosures.

Application date of standard:	For annual reporting periods beginning on or after 1 January 2007.

Impact on Group Financial Report:

AASB 7 is a disclosure standard and so will have no direct impact on the amounts included in the Group’s financial statements. However, the amendments will result in changes to the disclosures included in the Group’s Financial Report in relation to financial instruments.

Application date for Group:	1 July 2007

Reference and Title:	AASB 2006-1: Amendments to Australian Accounting Standards [AASB 121]

Summary:

These amendments clarify the requirements relating to an entity’s investment in foreign operations and assist the financial reporting of entities with investments in operations that have a different functional currency.

Application date of standard:	For annual reporting periods ending on or after 31 December 2006.

Impact on Group Financial Report:

These requirements are consistent with the Group’s existing accounting policies or relate to transactions the Group has not entered into and therefore no impact is expected on the Group’s Financial Report.

Application date for Group:	1 July 2006

Reference and Title:	UIG 4: Determining whether an Arrangement contains a Lease

Summary:	This interpretation specifies criteria for determining whether an arrangement is, or contains, a lease.

Application date of standard:	For annual reporting periods beginning on or after 1 January 2006.

Impact on Group Financial Report:	The impacts of these amendments on the Group’s Financial Report have not yet been determined.

Application date for Group:	1 July 2006

Reference and Title:	UIG 5: Rights to Interests arising from Decommissioning, Restoration and Environmental Rehabilitation Funds

Summary:	Addresses the accounting for rights to interests arising from decommissioning, restoration and rehabilitation funds and for additional contributions to such a fund.

Application date of standard:	For annual reporting periods beginning on or after 1 January 2006.

Impact on Group Financial Report:	The Group has no interests in such funds and therefore no impact is expected on the Group’s Financial Report.

Application date for Group:	1 July 2006

Reference and Title:	UIG 7: Applying the Restatement Approach under AASB 129 Financial Reporting in Hyperinflationary Economies

Summary:

Addresses the requirement in AASB 129 for financial statements to be stated in terms of the measuring unit current at the reporting date when they are reported in the currency of a hyperinflationary economy.

Application date of standard:	For annual reporting periods beginning on or after 1 March 2006.

Impact on Group Financial Report:	The Group has no investments in foreign operations operating in hyperinflationary economies and therefore no impact is expected on the Group’s Financial Report.

Application date for Group:	1 July 2006

Reference and Title:	UIG 8: Scope of AASB 2 Share-based Payments

Summary:	Clarifies the scope of AASB 2 and includes transactions in which the entity cannot identify specifically some or all of the goods or services received as consideration.

Application date of standard:	For annual reporting periods beginning on or after 1 May 2006.

Impact on Group Financial Report:	Unless the Group enters into share-based payment arrangements unrelated to employee services in future reporting periods, no impact is expected on the Group’s Financial Report.

Application date for Group:	1 July 2006

Reference and Title:	UIG 9: Reassessment of Embedded Derivatives

Summary:

Clarifies that an entity reassesses whether an embedded derivative contained in a host contract is required to be separated from the host contract and accounted for as a derivative under AASB 139 only when there is a change in the terms of the contract that significantly modifies the cash flows that otherwise would be required.

Application date of standard:	For annual reporting periods beginning on or after 1 June 2006.

Impact on Group Financial Report:	Unless the Group enters into arrangements containing embedded derivatives in future reporting periods, no impact is expected on the Group’s Financial Report.

Application date for Group:	1 July 2006

(c)              Basis of consolidation

The consolidated financial statements comprise the financial statements of Genetic Technologies Limited and its subsidiaries (collectively the “Group”).  The financial statements of subsidiaries are prepared for the same reporting period as the parent, using consistent accounting policies.  Adjustments are made to bring into line any dissimilar accounting policies that may exist.  All intercompany balances and transactions, including unrealised profits arising from intra-group transactions, have been eliminated in full.  Unrealised losses are eliminated unless costs cannot be recovered.

Subsidiaries are consolidated from the date on which control is transferred to the Group and cease to be consolidated from the date on which control is transferred out of the Group.  Where there is loss of control of a subsidiary, the consolidated financial statements include the results for the part of the reporting period during which Genetic Technologies Limited has control.  Minority interests represent the interests not held by the Group in Gtech International Resources Limited, ImmunAid Pty. Ltd. and AgGenomics Pty. Ltd.

(d)              Significant accounting estimates and assumptions

The carrying amounts of certain assets and liabilities are often determined based on estimates and assumptions of future events.  The key estimates and assumptions that have a significant risk of causing a material adjustment to the carrying value of certain assets and liabilities within the next annual reporting period are set out below.

Share-based payments transactions

The Group measures the cost of equity-settled transactions with employees by reference to the value of the equity instruments at the date at which they are granted.  The fair value is determined by an external valuer using a Black-Scholes options pricing model, using the assumptions detailed in Note 33.

Impairment of intangible assets and goodwill

The Group determines whether intangible assets with indefinite useful lives, including goodwill, are impaired on at least a bi-annual basis.  This process requires an estimation of the recoverable amount of the cash-generating units to which the respective assets are allocated.

(e)              Foreign currency translation

Both the functional and presentation currency of Genetic Technologies Limited and its Australian subsidiaries is the Australian dollar (AUD).  Transactions in foreign currencies are initially recorded in the functional currency at the exchange rates ruling at the date of the transaction.  Monetary assets and liabilities which are denominated in foreign currencies are retranslated at the rate of exchange ruling at the balance sheet date.

All differences in the consolidated financial report are taken to the income statement with the exception of differences on foreign currency borrowings that provide a hedge against a net investment in a foreign entity.  These are taken directly to equity until the disposal of the net investment, at which time they are recognised in the income statement.  Tax charges and credits attributable to exchange differences on those borrowings are also recognised in equity.

Non-monetary items that are measured in terms of historical cost in a foreign currency are translated using the exchange rate ruling at the date of the initial transaction.  Non-monetary items measured at fair value in a foreign currency are translated using the exchange rates ruling at the date when the fair value was determined.

The functional currencies of the Company’s three overseas subsidiaries are as follows:

Gtech International Resources Limited – Canadian dollars (CAD)

GeneType AG – Swiss francs (CHF)

GeneType Corporation – United States dollars (USD)

As at the reporting date, the assets and liabilities of these overseas subsidiaries are translated into the presentation currency of Genetic Technologies Limited at the rate of exchange ruling at the balance sheet date and the income statements are translated at the weighted average exchange rates for the period.  The exchange differences arising on the retranslation are taken directly to a separate component of equity.

On disposal of a foreign entity, the deferred cumulative amount recognised in equity relating to that particular foreign operation is recognised in the Income Statement.

(f)                Revenue recognition

Revenues are recognised to the extent that it is probable that the economic benefits will flow to the entity and the revenues can be reliably measured.  Revenues are recognised at the fair value of the consideration received net of the amounts of goods and services tax (GST).  The following specific recognition criteria must also be met before revenue is recognised:

License fees received

License fee income is recorded on the execution of a binding agreement where the Company has no future obligations, income is fixed and determinable, and collection is reasonably assured.  Any securities received as a component of the upfront license fees are recorded as revenue, based on the market price of the securities at the date of signing the license agreement in the case of listed securities, and the price at which securities were most recently issued by the licensee in the case of unlisted securities.  The Company grants no refunds to its customers.  Refer also to Note 2(u).

Rendering of services

Revenues from the rendering of services are recognised when the provision of these services is completed and the fee for the services provided is recoverable.  Service arrangements are of short duration (in most cases less than three months).

Royalties and annuities received

The Company licenses the use of its patented genetic technologies.  Royalties and annuities arising from these licenses are recognised when earned in accordance with the substance of the agreement, assuming no future performance is required by the Company, and collection is reasonably assured.

Interest received

Revenue is recognised as the interest accrues using the effective interest method.  Interest charged on loans to related parties is charged on commercial and arm’s-length terms and conditions.

Research and development grants received

The Company receives non-refundable grants that assist the Company to fund specific research and development projects.  These grants generally provide for the reimbursement of approved costs incurred as defined in the various agreements.  Government grants are recorded as revenue when they becomes receivable, i.e. when key milestones set within each agreement are achieved and accepted by all parties to the grant, no performance obligation remains and collectibility is reasonably assured.  Refer also to Note 2(u).

(g)             Share-based payment transactions

The Group provides benefits to employees (and previously to Directors) of the Group in the form of share-based payment transactions, whereby employees render services and receive rights over shares (“equity-settled transactions”).  There is currently a Staff Share Plan in place to provide these benefits to senior executives, consultants and employees.  The cost of these equity-settled transactions is measured by reference to the fair value at the date they are granted.  The fair value is determined by an external valuer using a Black-Scholes option pricing model.

In valuing equity-settled transactions, no account is taken of any performance conditions, other than any conditions linked to the price of the shares of Genetic Technologies Limited (“market conditions”).  The cost of equity-settled transactions is recognised, together with a corresponding increase in equity, over the period in which the relevant vesting conditions are fulfilled, ending on the date on which the relevant employees become fully entitled to the award (“vesting date”).

The cumulative expense recognised for equity-settled transactions at each reporting date until vesting date reflects (i) the extent to which the vesting period has expired; and (ii) the number of awards that, in the opinion of the Directors of the Group, will ultimately vest.  This opinion is formed based on the best available information at balance date.

No expense is recognised for any awards that do not ultimately vest, except for awards where vesting is conditional upon a market condition.  Where the terms of an equity-settled award are modified, as a minimum an expense is recognised as if the terms had not been modified.  In addition, an expense is recognised for any increase in the value of the transaction as a result of the modification, as measured at the date of modification.

Where an equity-settled award is cancelled, it is treated as if it had vested on the date of cancellation, and any expense not yet recognised for the award is recognised immediately.  However, if a new award is substituted for the cancelled award, and designated as a replacement award on the date that it is granted, the cancelled and new award are treated as if they were a modification of the original award, as described in the previous paragraph.

The dilutive effect of outstanding options is reflected as additional share dilution in the computation of diluted earnings per share.

(h)             Income tax

Deferred income tax is provided on all temporary differences at the balance sheet date between the tax bases of assets and liabilities and their carrying amounts for financial reporting purposes.

Deferred income tax liabilities are recognised for all taxable temporary differences:

•                       except where the deferred income tax liability arises from the initial recognition of an asset or liability in a transaction that is not a business combination and, at the time of the transaction, affects neither the accounting profit nor taxable profit or loss; and

•                       in respect of taxable temporary differences associated with investments in subsidiaries, associates and interests in joint ventures, except where the timing of the reversal of the temporary differences can be controlled and it is probable that the temporary differences will not reverse in the foreseeable future.

Deferred income tax assets are recognised for all deductible temporary differences, carry-forward of unused tax assets and unused tax losses, to the extent that it is probable that taxable profit will be available against which the deductible temporary differences, and the carry-forward of unused tax assets and unused tax losses can be utilised:

•                       except where the deferred income tax asset relating to the deductible temporary difference arises from the initial recognition of an asset or liability in a transaction that is not a business combination and, at the time of the transaction, affects neither the accounting profit nor taxable profit or loss; and

•                       in respect of deductible temporary differences associated with investments in subsidiaries, associates and interests in joint ventures, deferred tax assets are only recognised to the extent that it is probable that the temporary differences will reverse in the foreseeable future and taxable profit will be available against which the temporary differences can be utilised.

The carrying amount of deferred income tax assets is reviewed at each balance sheet date and reduced to the extent that recovery is no longer probable.  Deferred income tax assets and liabilities are measured at the tax rates that are expected to apply to the year when the asset is realised or the liability is settled, based on tax rates (and tax laws) that have been enacted or substantively enacted at the balance sheet date.  Income taxes relating to items recognised directly in equity are recognised in equity and not in the income statement.

(i)                Other taxes

Revenues, expenses and assets are recognised net of the amount of GST except:

•                       where the GST incurred on a purchase of goods and services is not recoverable from the taxation authority, in which case the GST is recognised as part of the cost of acquisition of the asset or as part of the expense item as applicable; and

•                       receivables and payables are stated with the amount of GST included.

The net amount of GST recoverable from, or payable to, the taxation authority is included as part of receivables or payables in the balance sheet.

Cash flows are included in the Cash Flow Statement on a gross basis and the GST component of cash flows arising from investing and financing activities, which is recoverable from, or payable to, the taxation authority are classified as operating cash flows.  Commitments and contingencies are disclosed net of the amount of GST recoverable from, or payable to, the taxation authority.

(j)                Earnings per share

Basic EPS is calculated as net profit attributable to members, adjusted to exclude costs of servicing equity (other than dividends) and preference share dividends, divided by the weighted average number of ordinary shares, adjusted for any bonus element.  Diluted EPS is calculated as net profit attributable to members, adjusted for: costs of servicing equity (other than dividends); the after tax effect of dividends and interest associated with dilutive potential ordinary shares that have been recognised as expenses; and other non-discretionary changes in revenues or expenses during the period that would result from the dilution of potential ordinary shares; divided by the weighted average number of ordinary shares and dilutive potential ordinary shares, adjusted for any bonus element.

(k)            Finance costs

Finance costs are recognised as an expense when incurred.

(l)                Cash and cash equivalents

Cash and short-term deposits in the balance sheet comprise cash at bank and in hand and short-term deposits and commercial bills with an original maturity of three months or less.  For the purposes of the Cash Flow Statement, cash and cash equivalents consist of cash and cash equivalents as defined above.  Cash at bank earns interest at floating rates based on daily bank deposit rates.  Short-term deposits are made for varying periods of between one day and three months, depending on the immediate cash requirements of the Group, and earn interest at the respective short-term deposit rates.  Commercials bills were entered into for varying periods of generally between 90 and 180 days duration.

In order to align the Company’s definition of cash and cash equivalents under AIFRS with its US GAAP definition, the definition of cash and cash equivalents has changed from including investments that are readily convertible to cash within two workings days to including those which are convertible within three months.  There have been no reclassifications or other adjustments to any classifications as a result of this change.

(m)          Trade and other receivables

Trade receivables, which are non-interest bearing and generally have 30 to 90 day terms, are recognised and carried at original invoice amount less an allowance for any uncollectible amounts.  An allowance for doubtful debts is made when there is objective evidence that a receivable is impaired.  The amount of the allowance/impairment loss is measured as the difference between the carrying amount of the trade receivables and the estimated future cash flows expected to be received from the relevant debtors.  No impairment charge has been recognised as an expense for the current year.  Details regarding the effective interest rate and credit risk of current receivables are disclosed in Note 37 and 38.

(n)             Investments and other financial assets

All investments are initially recognised at cost, being the fair value of the consideration given plus, in the case of investments which are not recorded at fair value through profit and loss, directly attributable transaction costs.  After initial recognition, investments in subsidiaries are carried at cost, less any impairment disclosed in the separate financial statements of Genetic Technologies Limited.  Other investments, which are classified as held for trading and available-for-sale, are measured at fair value.  Gains or losses on investments classified as held for trading are recognised in the Income Statement.  Gains or losses on investments available-for-sale are recognised as a separate component of equity until the investment is sold, or otherwise disposed of, or until the investment is determined to be impaired, at which time the cumulative gain or loss previously reported in equity is included in the Income Statement.

Available-for-sale investments

Available-for-sale investments consist of investments in ordinary shares, and therefore have no fixed maturity date or coupon rate.  The fair value of the unlisted available-for-sale investments has been estimated using valuation techniques based on assumptions that are not supported by observable market prices or rates.  Management believes the estimated fair values resulting from the valuation techniques and recorded in the Balance Sheet and the related changes in fair values recorded in the Income Statement are reasonable and the most appropriate at the balance sheet date.

Loans and other receivables

Other long-term investments that are intended to be held-to-maturity or are in the form of loans and receivables, such as bonds, are subsequently measured at amortised cost using the effective interest method.  Amortised cost is computed as the amount initially recognised minus principal repayments, plus or minus the cumulative amortisation using the effective interest method of any difference between the initially recognised amount and the maturity amount.  This calculation includes all fees and points paid or received between parties to the contract that are an integral part of the effective interest rate, transaction costs and all other premiums and discounts.  For investments carried at amortised cost, gains and losses are recognised in income when the investments are derecognised or impaired, as well as through the amortisation process.  For investments where there is no quoted market price, fair value is determined by reference to the current market value of another instrument which is substantially the same or recent arm’s-length issue prices of similar securities.

(o)              Property, plant and equipment

Plant and equipment is stated at cost less accumulated depreciation and any impairment in value.  Depreciation is calculated on both a straight-line and diminishing value basis over the estimated useful life of the respective asset as follows:

Laboratory equipment – 3 to 5 years

Computer equipment – 2 to 5 years

Office equipment – 2.5 years

Equipment under hire purchase – 3 years

Leasehold improvements – lease term

Costs relating to day-to-day servicing of any item of property, plant and equipment, which may include the cost of small parts, are recognised in profit or loss as incurred.  The cost of replacing larger parts of some items of property, plant and equipment are capitalised when incurred and depreciated over the period until their next scheduled replacement.

Impairment

The carrying values of plant and equipment are reviewed for impairment at each reporting date, with recoverable amount being estimated when events or changes in circumstances indicate that the carrying value may be impaired.  The recoverable amount of plant and equipment is the higher of fair value less costs to sell and value in use.  In assessing value in use, the estimated future cash flows are discounted to their present value using a pre-tax discount rate that reflects current market assessments of the time value of money and the risks specific to the asset.  For an asset that does not generate largely independent cash inflows, recoverable amount is determined for the cash-generating unit to which the asset belongs, unless the asset’s value in use can be estimated to be close to its fair value.  An impairment exists when the carrying value of an asset or cash-generating units exceeds its estimated recoverable amount.  The asset or cash-generating unit is then written down to its recoverable amount.  For plant and equipment, impairment losses are recognised in the Income Statement.

(p)              Intangible assets

Patents

Patents are carried at cost and amortised on a straight-line basis over their useful lives, being from five to ten years.  External costs incurred in filing, defending and protecting patent applications, for which no future benefit is reasonably assured, are expensed as patent fees, as incurred.

Acquired both separately and from a business combination

Following initial recognition, intangible assets are carried at cost less any accumulated amortisation and any accumulated impairment losses.  Internally generated intangible assets, excluding capitalised development costs, are not capitalised and expenditure is charged against profits in the year in which the expenditure is incurred.

The useful lives of intangible assets are assessed to be either finite or indefinite.  Intangible assets with finite lives are amortised over the useful life and assessed for impairment whenever there is an indication that the intangible asset may be impaired.  The amortisation period and the amortisation method for an intangible asset with a finite useful life is reviewed at least twice during each financial year, at half-year and full year end.  Changes in the expected useful life or the expected pattern of consumption of future economic benefits embodied in the asset is accounted for by changing the amortisation period or method, as appropriate, which is a change in accounting estimates.  The amortisation expense on intangible assets with finite lives is recognised in the income statement in the expense category consistent with the function of the intangible asset.

Intangible assets with indefinite useful lives (other than goodwill) are tested for impairment at each reporting date either individually or at the cash-generating unit level.  Such intangibles are not amortised.  The useful life of an intangible asset with an indefinite life is reviewed annually to determine whether indefinite life assessment continues to be supportable.  If not, the change in the useful life assessment from indefinite to finite is made on a prospective basis.

Research and development costs

An intangible asset arising from development expenditure on an internal project is recognised only when the Group can demonstrate the technical feasibility of completing the intangible asset so that it will be available for use or sale, its intention to complete and its ability to use or sell the asset, how the asset will generate future economic benefits, the availability of resources to complete the development and the ability to measure reliably the expenditure attributable to the intangible asset during its development.  Following the initial recognition of the development expenditure, the cost model is applied requiring the asset to be carried at cost less any accumulated amortisation and accumulated impairment losses.  Any expenditure capitalised is amortised over the period of expected benefit from the related project.

The carrying value of an intangible asset arising from development expenditure is tested for impairment annually when the asset is not yet available for use, or more frequently when an indication of impairment arises during the reporting period.

(q)              Goodwill

Goodwill on acquisition is initially measured at cost, being the excess of the cost of the business combination over the acquirer’s interest in the net fair value of the identifiable assets, liabilities and contingent liabilities.  Following its initial recognition, goodwill is measured at cost less any accumulated impairment losses.  Goodwill is not amortised.

Goodwill is reviewed for impairment at each reporting date, or more frequently if events or changes in circumstances indicate that the carrying value may be impaired.  Impairment is determined by assessing the recoverable amount of the cash-generating unit to which the goodwill relates.  Where the recoverable amount of the cash-generating unit is less than the carrying amount, an impairment loss is recognised.

Where goodwill forms part of a cash-generating unit and part of the operation within that unit is disposed of, the goodwill associated with the operation disposed of is included in the carrying amount of the operation when determining the gain or loss on disposal of the operation.  Goodwill disposed of in this circumstance is measured on the basis of the relative values of the operation disposed of and the portion of the cash-generating unit retained.

For the purpose of impairment testing, goodwill acquired in a business combination is, from the acquisition date, allocated to each of the Group’s cash-generating units, or groups of cash-generating units, that are expected to benefit from the synergies of the combination, irrespective of whether other assets or liabilities of the Group are assigned to those units or groups of units.  Each unit or group of units to which the goodwill is so allocated:

•                       represents the lowest level within the Group at which the goodwill is monitored for internal management purposes; and

•                       is not larger than a segment based on either the Group’s primary or the Group’s secondary reporting format determined in accordance with AASB 114 Segment Reporting.

(r)              Impairment of assets

The Group assesses at each reporting date whether there is an indication that an asset may be impaired.  If any such indication exists, or when annual impairment testing for an asset is required, the Group makes an estimate of the asset’s recoverable amount.  An asset’s recoverable amount is the higher of its fair value less costs to sell and its value in use and is determined for an individual asset, unless the asset does not generate cash inflows that are largely independent of those from other assets or groups of assets and the asset’s value in use cannot be estimated to be close to its fair value.  In such cases the asset is tested for impairment as part of the cash-generating unit to which it belongs.  When the carrying amount of an asset or cash-generating unit exceeds its recoverable amount, the asset or cash-generating unit is considered impaired and is written down to its recoverable amount.

In assessing value in use, the estimated future cash flows are discounted to their present value using a pre-tax discount rate that reflects current market assessments of the time value of money and the risks specific to the asset.  Impairment losses relating to of operations are recognised in those expense categories consistent with the function of the impaired asset unless the asset is carried at revalued amount (in which case the impairment loss is treated as a revaluation decrease).

An assessment is made at each reporting date as to whether there is any indication that previously recognised impairment losses may no longer exist or may have decreased.  If such indication exists, the recoverable amount is estimated.  A previously recognised impairment loss is reversed only if there has been a change in the estimates used to determine the asset’s recoverable amount since the last impairment loss was recognised.  If that is the case the carrying amount of the asset is increased to its recoverable amount.  That increased amount cannot exceed the carrying amount that would have been determined, net of depreciation, had no impairment loss been recognised for the asset in prior years.  Such reversal is recognised in profit or loss unless the asset is carried at revalued amount, in which case the reversal is treated as a revaluation increase.  After such a reversal the depreciation charge is adjusted in future periods to allocate the asset’s revised carrying amount, less any residual value, on a systematic basis over its remaining useful life.

(s)              Trade and other payables

Trade payables and other payables are carried at amortised cost and represent liabilities future for goods and services provided to the Group prior to the end of the financial year that they are unpaid and arise when the Group becomes obliged to make future payments in respect of the purchase of these goods and services.  Trade payables and other payables generally have terms of between 30 and 60 days.

(t)                Leases and hire purchase agreements

Finance leases and hire purchase agreements, which transfer to the Group substantially all the risks and benefits incidental to ownership of the leased item, are capitalised at the inception of the lease at the fair value of the leased property or, if lower, at the present value of the minimum lease payments.

Lease and hire purchase payments are apportioned between finance charges and a reduction of the associated liability so as to achieve a constant rate of interest on the remaining balance of the liability.  Finance charges are recognised as an expense in profit or loss.

Capitalised leased assets and assets under hire purchase are depreciated over the shorter of the estimated useful life of the asset or the term of the agreement.

Leases where the lessor retains substantially all the risks and benefits of ownership of the asset are classified as operating leases.  Operating lease payments are recognised as an expense in the income statement on a straight-line basis over the lease term.

(u)             Deferred revenue

License revenues

License revenues received in respect of future accounting periods are deferred until the Company has fulfilled its obligations under the terms of the agreement.  Where deferred revenue relates to a license agreement with a specific term but the Company has no future performance obligations, the revenue is recognised on a straight-line basis over the term of the agreement.  Where revenue has been deferred because the Company has future performance obligations, revenue is recognised as the Company’s performance obligations are satisfied.  Any costs incurred relating to this future revenue are also deferred.

Grant revenues

Government grants are recognised when there is reasonable assurance that the grant will be received and all attaching conditions will be complied with.  When the grant relates to an expense item, it is recognised as income over the periods necessary to match the grant on a systematic basis to the costs that it is intended to compensate.  When the grant relates to an asset, the fair value is credited to a deferred income account and is released to the income statement over the expected useful life of the relevant asset by equal annual instalments.

(v)               Provisions

Provisions are recognised when the Group has a present obligation (legal or constructive) as a result of a past event, it is probable that an outflow of resources embodying economic benefits will be required to settle the obligation and a reliable estimate can be made of the amount of the obligation.  Where the Group expects some or all of a provision to be reimbursed, the reimbursement is recognised as a separate asset but only when the reimbursement is virtually certain.  The expense relating to any provision is presented in the income statement net of any reimbursement.

If the effect of the time value of money is material, provisions are determined by discounting the expected future cash flows at a pre-tax rate that reflects current market assessments of the time value of money and, where appropriate, the risks specific to the liability.  Where discounting is used, the increase in the provision due to the passage of time is recognised as a finance cost.

(w)            Employee benefits

Provision is made for employee benefits accumulated as a result of employees rendering services up to the reporting date.  These benefits include wages and salaries, annual leave and long service leave.  Liabilities arising in respect of wages and salaries, annual leave and any other employee benefits expected to be settled within twelve months of the reporting date are measured at their nominal amounts based on remuneration rates which are expected to be paid when the liability is settled.  All other employee benefit liabilities are measured at the present value of the estimated future cash outflow to be made in respect of services provided by employees up to the reporting date using the projected unit credit method.

In determining the present value of future cash outflows, the market yield as at the reporting date on national government bonds, which have terms to maturity approximating the terms of the related liability, are used.  Employee benefit expenses and revenues arising in respect of wages and salaries, non-monetary benefits, annual leave, long service leave and other leave benefits; and other types of employee benefits are recognised against profits on a net basis in their respective categories.

(x)              Contributed equity

Issued and paid up capital is recognised at the fair value of the consideration received by the company.  Any transaction costs arising on the issue of ordinary shares are recognised directly in equity as a deduction, net of tax, of the share proceeds received.  The Company has a share-based payment option scheme under which options to subscribe for the Company’s shares have been granted to certain executives and other employees (refer Note 24).

(y)              Interest in joint venture operation

The Group’s interest in its joint venture operation is accounted for by recognising the Group’s assets and liabilities from the joint venture, as well as expenses incurred by the Group and the Group’s share of income earned from the joint venture, in the consolidated financial statements.

3.      INCOME

	Consolidated		Genetic Technologies Limited
	2006	2005	2006	2005
	$	$	$	$
Revenue
License fees received	5,124,347	5,935,300	5,124,347	5,935,300
Rendering of services	2,550,221	2,391,948	—	—
Royalties and annuities received	1,560,901	635,193	1,560,901	635,193
Total revenue	9,235,469	8,962,441	6,685,248	6,570,493

Other income
Interest received	805,088	640,239	774,750	617,391
Grants received and related income	570,667	578,094	139,197	146,628
Net foreign exchange gains	123,616	—	108,733	—
Net gain on disposal of plant and equipment	2,321	129,306	2,321	—
Rental recoveries	—	75,284	—	75,284
Miscellaneous income	19,953	4,587	19,953	—
Total other income	1,521,645	1,427,510	1,044,954	839,303
Total income	10,757,114	10,389,951	7,730,202	7,409,796

4.                  EXPENSES

	Consolidated		Genetic Technologies Limited
	2006	2005	2006	2005
	$	$	$	$
Amortisation expenses
Patents	3,596,320	3,500,280	3,552,600	3,544,000
Equipment under hire purchase	510,828	179,300	510,828	179,300
Leasehold improvements	11,848	4,357	—	—
Total amortisation expenses	4,118,996	3,683,937	4,063,428	3,723,300

Depreciation expenses
Laboratory equipment	564,347	612,955	53,320	—
Computer equipment	121,099	100,859	31,380	5,140
Office equipment	12,835	13,934	1,134	2,552
Total depreciation expenses	698,281	727,748	85,834	7,692

Employee benefits expenses
Wages and salaries	3,326,462	2,929,325	985,508	834,413
Consulting fees	854,724	882,949	703,215	776,273
Superannuation	343,785	279,440	104,414	101,226
Directors’ fees	197,369	121,741	186,636	109,198
Payroll tax	168,963	154,801	65,147	65,867
Staff recruitment, training and amenities	86,114	84,937	61,649	42,104
Workers’ compensation costs	23,214	23,057	10,487	4,790
Total employee benefits expenses	5,000,631	4,476,250	2,117,056	1,933,871

Finance costs
Interest paid on hire purchase agreements	83,445	41,974	83,445	41,974
Interest paid to other parties	1,259	—	1,259	285
Bank charges	27,378	27,991	12,106	12,088
Total finance costs	112,082	69,965	96,810	54,347

5.                  EARNINGS PER SHARE

The following reflects the income and share data used in the calculations of basic and diluted loss per share:

	2006 ($)	2005 ($)
Net loss attributable to ordinary equity holders of Genetic Technologies Limited	(7,908,123)	(10,773,935)
Net loss attributable to minority interest (Note 27)	(10,650)	(46,292)
Loss used in calculating loss per share	(7,918,773)	(10,820,227)
Weighted average number of ordinary shares used in calculating loss per share	362,386,940	315,264,068

There have been no other transactions involving ordinary shares or potential ordinary shares between the reporting date and the date of completion of these financial statements.

The following options over ordinary shares in the Company are not considered to be dilutive for the purposes of calculating diluted loss per share and have therefore been excluded from the weighted average number of ordinary shares:

	2006 ($)	2005 ($)
Staff Share Plan options	14,677,500	12,007,500
Other options	600,000	600,000
Placement options	—	6,666,667
Total number of options outstanding	15,277,500	19,274,167

6.      INCOME TAX

	Consolidated		Genetic Technologies Limited
	2006	2005	2006	2005
	$	$	$	$
The major components of income tax expense are:
Income Statement
Current income tax
Current income tax charge	984,746	—	2,771,236	—
Deferred income tax
Relating to origination and reversal of temporary differences	(984,746)	—	(2,891,539)	—
Income tax expense reported in Income Statement	—	—	(120,303)	—
A reconciliation between tax expense and the product of accounting profit before income tax multiplied by the Group’s applicable income tax rate is as follows:
Accounting loss before income tax expense	(7,908,123)	(10,773,935)	(8,811,455)	(12,294,611)
At the Group’s statutory income tax rate of 30% (2005: 30%)	(2,372,437)	(3,232,181)	(2,643,437)	(3,688,383)
Amortisation and depreciation expenses	1,042,061	1,323,506	1,196,839	1,119,298
Net movement in provisions and other payables	48,874	6,245	16,297	(7,530)
Impairment of investments in subsidiaries	—	—	36,091	287,714
Impairment of loans to subsidiaries	—	—	1,830,000	1,500,000
Settlement proceeds from Applera Corporation	2,253,417	—	2,253,417	—
Share-based payments expense	129,563	113,281	123,964	113,281
Research and development expenses	(150,000)	(60,278)	—	(9,774)
Non-deductible legal fees	—	1,009,440	—	1,009,440
Other non-deductible items	32,972	90,786	(41,935)	80,620
Income tax (benefit)/expense from current year	984,450	(749,201)	2,771,236	404,666
Tax losses utilised during the year	(984,450)	—	(830,122)	(404,666)
Tax losses not brought to account	—	749,201	(2,061,417)	—
Income tax expense reported in Income Statement	—	—	(120,303)	—

	Balance Sheet		Income Statement
	2006	2005	2006	2005
	$	$	$	$
Deferred income tax
Deferred income tax as at 30 June relates to the following:
Consolidated
Deferred tax assets
Settlement proceeds from Applera (Note 30)	2,253,417	—	2,253,417	—
Withholding tax payable	600,466	645,821	(45,355)	245,949
Provisions	134,441	102,124	32,317	6,245
Tax losses not recognised	44,142	3,304,416	(3,260,274)	(602,701)
Gross deferred tax assets	3,032,466	4,052,361	(1,019,895)	(350,507)
Deferred tax liabilities
Net book value of intangible assets	(3,032,466)	(4,052,361)	1,019,895	350,507
Gross deferred tax liabilities	(3,032,466)	(4,052,361)	1,019,895	350,507
Genetic Technologies Limited
Deferred tax assets
Settlement proceeds from Applera (Note 30)	2,253,417	—	2,253,417	—
Withholding tax payable	600,466	645,821	(45,355)	245,949
Provisions	48,553	37,592	10,961	(7,530)
Tax losses not recognised	(2,395,681)	830,122	(3,225,803)	(1,297,248)
Gross deferred tax assets	506,755	1,513,535	(1,006,780)	(1,058,829)
Deferred tax liabilities
Net book value of intangible assets	(506,755)	(1,513,535)	1,006,780	1,058,829
Gross deferred tax liabilities	(506,755)	(1,513,535)	1,006,780	1,058,829

As at 30 June 2006, the consolidated Group has a net Deferred Tax Asset arising from available tax losses (calculated at 30%) of approximately $1,739,811 (2005: $2,768,699), which has not been recognised in the financial statements.

The recoupment of available tax losses as at 30 June 2006 is contingent upon the following:

(a)              the Company and the consolidated Group deriving future assessable income of a nature and of an amount sufficient to enable the benefit from the losses to be realised;

(b)             the conditions for deductibility imposed by tax legislation continuing to be complied with; and

(c)              there being no changes in tax legislation which would adversely affect the Company and the consolidated Group from realising the benefit from the losses.

Given the Company and the consolidated Group’s history of recent losses, the Group has not recognised a deferred tax asset with regard to unused tax losses and other temporary differences, as it has not been determined whether the Company and the consolidated Group will generate sufficient taxable income against which the unused tax losses and other temporary differences can be utilised.

Tax consolidation

Genetic Technologies Limited and its 100% owned Australian resident subsidiaries have formed a tax consolidated group with effect from July 2004.  Genetic Technologies Limited is the head entity of the tax consolidated group.  Members of the Group plan to consider entering into a tax sharing arrangement in order to allocate income tax expense to the wholly-owned subsidiaries on a pro-rata basis.

The method adopted for tax recognition is the “Separate Taxpayer Within Group” method.  This method is consistent with the principles established in AASB 112 and in accordance with the further directives of UIG 1052 Tax Consolidation Accounting.  The “Separate Taxpayer Within Group” approach involves the separate calculation of current and deferred taxes for each entity in the tax consolidated group.  Adjustments are made in each entity in relation to its transactions that do not give rise to a tax consequence for the group or that have a different tax consequence at the level of the group.  When recognising deferred taxes in the separate financial statements of each entity in the tax consolidated group under this approach, temporary differences are measured by reference to the carrying amounts of assets and liabilities in the consolidated entity’s balance sheet.

Current and deferred taxes are measured as if each entity is subject to tax as part of the tax consolidated group, with all intra-group transactions eliminated and tax loss or deferred tax asset recognition in the first instance in the subsidiary member’s financial statements based on whether future utilisation by the tax consolidated group is probable.

Tax effect accounting by members of the tax consolidated group

Members of the tax consolidated group intend to enter into a tax funding agreement upon the tax consolidated group being in a tax payable position.  The tax funding agreement will provide for the allocation of current taxes to members of the tax consolidated group in accordance with their accounting profit for the period, while deferred taxes will be allocated to members of the tax consolidated group in accordance with the principles of AASB 112 Income Taxes.  The net amount is recognised for the period as tax consolidation contributions by (or distributions to) equity participants, its major components and the accounts affected in accordance with UIG 1052 Tax Consolidation Accounting.

7.      CASH AND CASH EQUIVALENTS

	Consolidated		Genetic Technologies Limited
	2006	2005	2006	2005
	$	$	$	$
Reconciliation of cash and cash equivalents
Cash at bank and on hand	9,597,060	3,024,583	8,665,588	1,938,123
Short-term deposits	2,288,187	7,219,251	2,287,971	7,213,923
Commercial bills of exchange	—	8,170,183	—	8,170,183
Total cash and cash equivalents	11,885,247	18,414,017	10,953,559	17,322,229
Reconciliation of operating loss
Reconciliation of the operating loss after income tax to net cash flows used in operating activities is as follows:
Operating loss after income tax	(7,908,123)	(10,773,935)	(8,691,152)	(12,294,611)
Adjust for non-cash items
Amortisation expenses	4,118,996	3,683,937	4,063,428	3,723,300
Depreciation expenses	698,281	727,748	85,834	7,692
Share-based payments expense	431,875	377,603	413,212	377,603
Write-off of goodwill	97,500	—	—	—
Net draw-downs under Applera settlement	(641,664)	—	(641,664)	—
Foreign exchange (gain)/loss on investments	(17,242)	69,351	(17,242)	69,351
Profit on sale of plant and equipment	(2,321)	(129,306)	(2,321)	—
Impairment of loans to subsidiaries	—	—	6,100,000	5,000,000
Impairment of investment in subsidiaries	—	—	—	36
Adjust for changes in assets and liabilities
(Increase)/decrease in trade and other receivables	(827,298)	(180,323)	(969,513)	216,064
(Increase)/decrease in accrued interest	121,689	(95,905)	121,689	(95,905)
(Increase)/decrease in prepayments	(50,820)	(579,771)	(40,464)	(160,948)
(Increase)/decrease in other financial assets	1,551	(48,859)	1,551	(48,859)
Increase/(decrease) in trade and other payables	(1,476,308)	735,346	(1,544,688)	1,553,692
Increase/(decrease) in accrued expenses	(118,007)	337,581	(108,735)	337,330
Increase/(decrease) in deferred revenue	(447,799)	(184,418)	(130,406)	(198,760)
Increase/(decrease) in withholding tax payable	(45,355)	245,949	(45,355)	245,949
Increase/(decrease) in provisions	107,723	20,818	36,535	(25,100)
Net cash flows used in operating activities	(5,957,322)	(5,794,184)	(1,369,291)	(1,293,166)
Financing facilities available
As at reporting date, the following financing facilities had been negotiated and were available:
Total facilities
Hire purchase facility	2,500,000	2,500,000	2,500,000	2,500,000
Credit cards	110,000	110,000	110,000	110,000
Facilities used as at reporting date
Hire purchase facility	(1,592,538)	(1,511,094)	(1,592,538)	(1,511,094)
Credit cards	(27,885)	(16,772)	(27,885)	(16,772)
Facilities unused as at reporting date
Hire purchase facility	907,462	988,906	907,462	988,906
Credit cards	82,115	93,228	82,115	93,228
As at 30 June 2006, an amount of $450,000 (2005 $450,000) was held on deposit as security for a bank guarantee.
Non-cash activities
Hire purchase transactions	81,444	1,511,094	81,444	1,511,094

During the financial year, the Group acquired plant and equipment with an aggregate fair value of $81,444 (2005: $1,511,094) by means of a hire purchase agreement (refer Note 29).

8.                  TRADE AND OTHER RECEIVABLES (CURRENT)

Trade receivables	1,400,176	572,878	996,566	27,053
Accrued interest	1,292	122,981	1,292	122,981
Total current trade and other receivables	1,401,468	695,859	997,858	150,034

Debtors for both Genetic Technologies Limited and the Group include amounts due in European Euros of EUR 500,000 (2005: EUR Nil), US dollars of USD 25,753 (2005: USD Nil) and New Zealand dollars of NZD 2,301 (2005: NZD 3,127).

9.                  PREPAYMENTS (CURRENT)

Contract research expenses	413,115	413,115	—	—
Insurance	76,235	60,948	76,235	60,948
Conference expenses	41,342	—	41,342	—
Royalties paid	41,232	16,164	41,232	16,164
Other expenses	16,064	5,708	—	—
Total current prepayments	587,988	495,935	158,809	77,112

10.           OTHER FINANCIAL ASSETS (CURRENT)

Performance bond	85,963	87,514	85,963	87,514
Total current other financial assets	85,963	87,514	85,963	87,514

11.           RECEIVABLES (NON-CURRENT)

Loans to subsidiaries
Loans to wholly-owned subsidiaries (Note 39)	—	—	19,084,505	14,564,022
Less: provision for impairment	—	—	(11,100,000)	(5,000,000)
Total net non-current receivables	—	—	7,984,505	9,564,022

12.           PREPAYMENTS (NON-CURRENT)

Royalties paid	42,603	83,836	42,603	83,836
Total non-current prepayments	42,603	83,836	42,603	83,836

13.           AVAILABLE-FOR-SALE INVESTMENTS (NON-CURRENT)

Unlisted shares, at fair value	673,595	656,353	673,595	656,353
Total non-current available-for-sale investments	673,595	656,353	673,595	656,353

14.    PROPERTY, PLANT AND EQUIPMENT

	Consolidated		Genetic Technologies Limited
	2006	2005	2006	2005
	$	$	$	$
Laboratory equipment, at cost	3,023,699	2,346,886	641,664	—
Less: accumulated depreciation	(2,002,074)	(1,437,727)	(53,320)	—
Net laboratory equipment	1,021,625	909,159	588,344	—
Computer equipment, at cost	597,084	520,490	119,786	83,989
Less: accumulated depreciation	(373,896)	(254,934)	(41,647)	(12,404)
Net computer equipment	223,188	265,556	78,139	71,585
Office equipment, at cost	127,796	105,930	6,244	5,709
Less: accumulated depreciation	(77,540)	(64,705)	(3,901)	(2,767)
Net office equipment	50,256	41,225	2,343	2,942
Equipment under hire purchase, at cost	1,592,538	1,511,094	1,592,538	1,511,094
Less: accumulated amortisation	(690,128)	(179,300)	(690,128)	(179,300)
Net equipment under hire purchase	902,410	1,331,794	902,410	1,331,794
Leasehold improvements, at cost	85,983	64,160	—	—
Less: accumulated amortisation	(17,675)	(5,827)	—	—
Net leasehold improvements	68,308	58,333	—	—
Total net property, plant and equipment	2,265,787	2,606,067	1,571,236	1,406,321

Reconciliation of property, plant and equipment
Opening gross carrying amount	4,548,560	3,040,066	1,600,792	51,299
Add: additions purchased during the year	882,825	2,129,395	763,725	1,582,133
Less: disposals made during the year	(4,285)	(620,901)	(4,285)	(32,640)
Closing gross carrying amount	5,427,100	4,548,560	2,360,232	1,600,792
Opening accumulated depreciation/amortisation	(1,942,493)	(1,188,477)	(194,471)	(35,563)
Add: depreciation/amortisation expense charged	(1,220,957)	(911,405)	(596,662)	(186,992)
Less: disposals made during the year	2,137	157,389	2,137	28,084
Closing accumulated depreciation/amortisation	(3,161,313)	(1,942,493)	(788,996)	(194,471)
Total net property, plant and equipment	2,265,787	2,606,067	1,571,236	1,406,321

Reconciliation of movements in property, plant and equipment by asset category

	Opening			Depreciation/	Closing
	carrying	Additions	Disposals	amortisation	carrying
Asset category	amount	during year	during year	expenses	amount
	$	$	$	$	$
Consolidated
Laboratory equipment	909,159	676,813	—	(564,347)	1,021,625
Computer equipment	265,556	80,879	(2,148)	(121,099)	223,188
Office equipment	41,225	21,866	—	(12,835)	50,256
Equipment under hire purchase	1,331,794	81,444	—	(510,828)	902,410
Leasehold improvements	58,333	21,823	—	(11,848)	68,308
Totals	2,606,067	882,825	(2,148)	(1,220,957)	2,265,787

Genetic Technologies Limited
Laboratory equipment	—	641,664	—	(53,320)	588,344
Computer equipment	71,585	40,082	(2,148)	(31,380)	78,139
Office equipment	2,942	535	—	(1,134)	2,343
Equipment under hire purchase	1,331,794	81,444	—	(510,828)	902,410
Totals	1,406,321	763,725	(2,148)	(596,662)	1,571,236

15.    INTANGIBLE ASSETS AND GOODWILL

	Consolidated		Genetic Technologies Limited
	2006	2005	2006	2005
	$	$	$	$
Patents (refer note below)
Patents, at cost	36,223,593	36,055,878	20,978,600	20,970,000
Less: accumulated amortisation	(19,764,725)	(16,009,290)	(12,938,767)	(9,386,167)
Net patents	16,458,868	20,046,588	8,039,833	11,583,833
Goodwill (refer note below)
Goodwill, at cost	315,388	412,888	—	—
Total net intangible assets and goodwill	16,774,256	20,459,476	8,039,833	11,583,833
Reconciliation of patents
Opening gross carrying amount	36,055,878	36,307,956	20,970,000	20,970,000
Add: cost of patents acquired (Note 23)	8,600	—	8,600	—
Adjust for exchange rate movements	159,115	(252,078)	—	—
Closing gross carrying amount	36,223,593	36,055,878	20,978,600	20,970,000
Opening accumulated amortisation	(16,009,290)	(12,761,088)	(9,386,167)	(5,842,167)
Add: amortisation expense charged	(3,596,320)	(3,500,280)	(3,552,600)	(3,544,000)
Adjust for exchange rate movements	(159,115)	252,078	—	—
Closing accumulated amortisation	(19,764,725)	(16,009,290)	(12,938,767)	(9,386,167)
Total net patents	16,458,868	20,046,588	8,039,833	11,583,833
Reconciliation of goodwill
Opening gross carrying amount	412,888	412,888	—	—
Less: write-off of goodwill	(97,500)	—	—	—
Total net goodwill	315,388	412,888	—	—

Note:   The patents and goodwill were purchased as part of a business combination.

16.    OTHER FINANCIAL ASSETS (NON-CURRENT)

	Consolidated		Genetic Technologies Limited
	2006	2005	2006	2005
	$	$	$	$
Investments in subsidiaries
Unlisted shares, at cost	—	—	1,106,058	985,755
Less: provision for impairment	—	—	(1,079,348)	(959,045)
Net unlisted shares	—	—	26,710	26,710
Listed shares, at cost	—	—	424,535	424,535
Total investments in subsidiaries (Note 36)	—	—	451,245	451,245
Total non-current other financial assets	—	—	451,245	451,245

17.           TRADE AND OTHER PAYABLES (CURRENT)

Trade payables	905,029	2,443,844	474,328	2,036,126
Other payables	216,254	153,747	97,793	80,683
Accrued expenses	289,095	407,102	289,095	397,830
Total current trade and other payables	1,410,378	3,004,693	861,216	2,514,639

Trade payables and other payables for the Group include amounts due in British pounds of GBP 50,815 (2005: GBP Nil), US dollars of USD 50,617 (2005: USD 1,262,327), European Euros of EUR 12,047 (2005: EUR 15,856), Swiss francs of CHF 3,720 (2005: CHF 4,370), Canadian dollars of CAD 2,830 (2005: CAD 5,314) and New Zealand dollars of NZD Nil (2005: NZD 247,491).

Trade payables and other payables for Genetic Technologies Limited include amounts due in British pounds of GBP 50,815 (2005: GBP Nil), US dollars of USD 50,617 (2005: USD 1,262,327), European Euros of EUR 12,047 (2005: EUR 15,856) and New Zealand dollars of NZD Nil (2005: NZD 247,491).

18.           INTEREST-BEARING LIABILITIES (CURRENT)

Hire purchase liability (Note 29)	490,379	435,431	490,379	435,431
Total current interest-bearing liabilities	490,379	435,431	490,379	435,431

19.           DEFERRED REVENUE (CURRENT)

Annuities received in advance	33,679	164,085	33,679	164,085
Grant income received in advance	—	317,393	—	—
Total current deferred revenue	33,679	481,478	33,679	164,085

20.           WITHHOLDING TAX PAYABLE (CURRENT)

Withholding tax	600,466	645,821	600,466	645,821
Total current withholding tax payable	600,466	645,821	600,466	645,821

21.    PROVISIONS (CURRENT AND NON-CURRENT)

	Consolidated		Genetic Technologies Limited
	2006	2005	2006	2005
	$	$	$	$
Current provisions
Annual leave	244,010	199,115	76,142	54,435
Long service leave	167,300	105,136	79,020	59,811
Total current provisions	411,310	304,251	155,162	114,246
Non-current provisions
Long service leave	36,827	36,163	6,679	11,060
Total non-current provisions	36,827	36,163	6,679	11,060
Total provisions	448,137	340,414	161,841	125,306
Reconciliation of annual leave provision
Balance at the beginning of the financial year	199,115	160,174	54,435	52,926
Add: entitlement accrued during the year	233,688	196,257	64,446	44,581
Less: utilised during the year	(188,793)	(157,316)	(42,739)	(43,072)
Balance at the end of the financial year	244,010	199,115	76,142	54,435
Reconciliation of long service leave provision
Balance at the beginning of the financial year	141,299	159,422	70,871	97,480
Add: entitlement accrued during the year	62,828	13,611	14,828	5,125
Less: utilised during the year	—	(31,734)	—	(31,734)
Balance at the end of the financial year	204,127	141,299	85,699	70,871

22.           INTEREST-BEARING LIABILITIES (NON-CURRENT)

Hire purchase liability (Note 29)	491,729	907,981	491,729	907,981
Total non-current interest-bearing liabilities	491,729	907,981	491,729	907,981

23.           CONTRIBUTED EQUITY

Issued and paid-up capital
Fully paid ordinary shares	70,243,996	70,235,396	70,243,996	70,235,396
Total contributed equity	70,243,996	70,235,396	70,243,996	70,235,396

	2006		2005
Movements in shares on issue	Shares	$	Shares	$
Balance at the beginning of the financial year	362,369,899	70,235,396	296,808,561	57,076,553
Add: shares issued for cash
Exercise of options	—	—	65,561,338	13,158,843
Add: shares issued other than for cash (Note 15)	20,000	8,600	—	—
Balance at the end of the financial year	362,389,899	70,243,996	362,369,899	70,235,396

Terms and conditions of contributed equity

Ordinary shares have the right to receive dividends as declared and, in the event of winding up the Company, to participate in the proceeds from the sale of all surplus assets in proportion to the number of and amounts paid up on shares held.  Ordinary shares entitle their holder to one vote, either in person or by proxy, at a meeting of the Company.

24.    OPTIONS

Options summary

As at 30 June 2006, the following options over ordinary shares in the Company were outstanding.

	2006	Weighted ave. exercise price	2005	Weighted ave. exercise price
Staff Share Plan options	14,677,500	$0.51	12,007,500	$0.54
Other options	600,000	$0.70	600,000	$0.70
Placement options	—	—	6,666,667	$1.00
Total number of options outstanding	15,277,500	$0.52	19,274,167	$0.70

The movements in the number of options in each respective class are detailed below.

Unlisted Staff Share Plan options

On 30 November 2001, the Directors of the Company established a Staff Share Plan.  Pursuant to the terms of the Plan, the Directors of the Company may, at their discretion, grant options over the ordinary shares in Genetic Technologies Limited to directors, executives, consultants and employees of the Group.  The options, which are granted at nil cost, are typically granted for a term of six years.  In accordance with the terms of the Plan, options vest in four equal tranches commencing on the first anniversary of a holder’s employment or similar status.  The options are not transferable and are not quoted on the Australian Stock Exchange.  As at 30 June 2006, there were six directors, four executives, eight consultants and 34 employees who held options that had been granted under the Plan.  Options granted under the Plan carry no rights to dividends and no voting rights.  The movements in the numbers of Staff Share Plan options are as follows:

	2006	Weighted ave. exercise price	2005	Weighted ave. exercise price
Balance at the beginning of the financial year	12,007,500	$0.54	11,007,500	$0.55
Add: options granted during the year	5,300,000	$0.48	2,330,000	$0.50
Less: options exercised during the year	—	—	(142,500)	$0.53
Less: options that lapsed during the year	(2,630,000)	$0.52	(1,187,500)	$0.57
Balance at the end of the financial year	14,677,500	$0.52	12,007,500	$0.54
Exercisable at the end of the financial year	8,296,250	$0.53	6,214,375	$0.56

No funds were raised from the exercise of options granted under the Staff Share Plan during the year ended 30 June 2006 (2005: $75,075).  The numbers of Staff Share Plan options outstanding as at 30 June 2006 by ASX code, including the respective dates of expiry and exercise prices, are tabled below.  Refer Note 33 for further information.

	2006	Weighted ave. exercise price	2005	Weighted ave. exercise price
GTGAA (expiring 6 September 2010)	750,000	$0.48	750,000	$0.48
GTGAC (expiring 25 November 2010)	500,000	$0.48	500,000	$0.48
GTGAD (expiring 12 August 2011)	950,000	$0.43	—	—
GTGAE (expiring 12 August 2011)	1,000,000	$0.53	—	—
GTGAF (expiring 23 November 2011)	1,000,000	$0.56	—	—
GTGAG (expiring 1 February 2012)	750,000	$0.46	—	—
GTGAH (expiring 31 May 2012)	700,000	$0.40	—	—
GTGAI (expiring 30 November 2007)	1,750,000	$0.56	1,750,000	$0.56
GTGAK (expiring 11 June 2009)	200,000	$0.45	—	—
GTGAM (expiring 30 November 2007)	2,500,000	$0.61	4,250,000	$0.61
GTGAO (expiring 30 November 2007)	902,500	$0.49	902,500	$0.49
GTGAP (expiring 20 May 2009)	1,000,000	$0.48	1,000,000	$0.48
GTGAQ (expiring 20 May 2009)	1,400,000	$0.44	1,600,000	$0.44
GTGAS (expiring 20 May 2009)	175,000	$0.38	175,000	$0.38
GTGAU (expiring 17 January 2012)	200,000	$0.45	—	—
GTGAZ (expiring 27 February 2010)	400,000	$0.56	580,000	$0.56
GTGAZ (expiring 27 February 2010)	500,000	$0.49	500,000	$0.49
Balance at the end of the financial year	14,677,500	$0.52	12,007,500	$0.54

Unlisted Other options

On 2 August 2001, the Company announced that it had entered into an agreement with GTH Capital (now GMCG, LLC, “GMCG”) of New York, USA to pursue the listing of its Level II American Depositary Receipts (“ADRs”) on the National Association of Securities Dealers Automated Quotations (“NASDAQ”).  In accordance with the agreement, the Company agreed to issue 900,000 options at an exercise price of $0.70 to GMCG within three years.  The issue of the options, which have a contractual life of six years and which vest on the date of grant, is subject to meeting specified performance criteria in achieving the NASDAQ listing.  During the year ended 30 June 2005, GMCG was entitled to receive 600,000 of the options, based on meeting certain performance criteria, which were subsequently granted on 27 October 2004.  On 2 September 2005, the Company achieved the listing of the ADRs.  The movements in the numbers of these options are as follows:

	2006	Weighted ave. exercise price	2005	Weighted ave. exercise price
Balance at the beginning of the financial year	600,000	$0.70	—	—
Add: options granted during the year	—	—	600,000	$0.70
Less: options that lapsed during the year	—	—	—	—
Balance at the end of the financial year	600,000	$0.70	600,000	$0.70

Unlisted Placement options

On 4 September 2003, the Company completed an institutional placement to raise a total of $10 million by way of a placement of 13,333,333 ordinary shares at an issue price of $0.75 cents each.  Under the terms of the placement, subscribers were allotted one free option for each two shares subscribed, which entitles the holder to acquire one ordinary share in the Company at a price of $1.00 at any time up to, and including, 30 September 2005.  The movements in the numbers of these options are as follows:

	2006	Weighted ave. exercise price	2005	Weighted ave. exercise price
Balance at the beginning of the financial year	6,666,667	$1.00	6,666,667	$1.00
Add: options granted during the year	—	—	—	—
Less: options that lapsed during the year	(6,666,667)	$1.00	—	—
Balance at the end of the financial year	—	—	6,666,667	$1.00

Unlisted Vendor options

On 29 August 2000, shareholders approved the granting of 70,000,000 unlisted options to the vendors of GeneType AG as part of the consideration payable for the acquisition of that company by Genetic Technologies Limited.  The options entitled the holder to acquire one ordinary share in the Company at a price of $0.20 at any time up to, and including, 14 April 2005.  The movements in the numbers of Vendor options are as follows:

	2006	Weighted ave. exercise price	2005	Weighted ave. exercise price
Balance at the beginning of the financial year	—	—	65,835,614	$0.20
Less: options exercised during the year	—	—	(65,418,838)	$0.20
Less: options that lapsed during the year	—	—	(416,776)	$0.20
Balance at the end of the financial year	—	—	—	—

The exercise of the Vendor options raised a total of $13,083,768 during the year ended 30 June 2005.

Unlisted Directors’ options

On 29 August 2000, shareholders approved the granting of 3,000,000 unlisted options to Directors of the Company.  The options, which were issued at nil cost, entitled the holder to acquire one ordinary share in the Company at a price of $0.45 at any time up to, and including, 14 April 2005.  The movements in the numbers of Directors’ options are as follows:

	2006	Weighted ave. exercise price	2005	Weighted ave. exercise price
Balance at the beginning of the financial year	—	—	2,000,000	$0.45
Less: options exercised during the year	—	—	—	—
Less: options that lapsed during the year	—	—	(2,000,000)	$0.45
Balance at the end of the financial year	—	—	—	—

25.           RESERVES

	Consolidated		Genetic Technologies Limited
	2006	2005	2006	2005
	$	$	$	$
Foreign currency translation	23,229	(3,319)	—	—
Share-based payments reserve	1,214,295	782,420	1,195,632	782,420
Total reserves	1,237,524	779,101	1,195,632	782,420
Reconciliation of foreign currency translation reserve
Balance at the beginning of the financial year	(3,319)	713,757	—	—
Add: currency translation gain	26,548	—	—	—
Less: foreign currency translation exemption	—	(717,076)	—	—
Balance at the end of the financial year	23,229	(3,319)	—	—
Reconciliation of share-based payments reserve
Balance at the beginning of the financial year	782,420	404,817	782,420	404,817
Add: share-based payments expense	431,875	377,603	413,212	377,603
Balance at the end of the financial year	1,214,295	782,420	1,195,632	782,420

Nature and purpose of reserves

Foreign currency translation reserve

This reserve is used to record exchange differences arising from the translation of the financial statement of the Company’s foreign subsidiaries.

Share-based payments reserve

This reserve is used to record the value of share-based payments provided to employees and others providing similar services as part of their remuneration.  Refer Note 24 for further details of the Staff Share Plan.

26.          ACCUMULATED LOSSES

	Consolidated		Genetic Technologies Limited
	2006	2005	2006	2005
	$	$	$	$
Balance at the beginning of the financial year	(33,495,784)	(22,675,557)	(34,428,580)	(22,133,969)
Add: net loss attributable to members of Genetic Technologies Limited	(7,918,773)	(10,820,227)	(8,691,152)	(12,294,611)
Balance at the end of the financial year	(41,414,557)	(33,495,784)	(43,119,732)	(34,428,580)

27.           MINORITY INTERESTS

Reconciliation of minority interests in subsidiaries:
Balance at the beginning of the financial year	164,526	118,234
Add: movement during the year
Less: share of operating losses	(12,476)	(114,337)
Add: movement in reserves	23,126	8,845
Add: share of increased share capital	—	151,784
Net loss attributable to minority interest	10,650	46,292
Balance at the end of the financial year	175,176	164,526

28.           SEGMENT INFORMATION

Business segments (primary segment)

Segment	Biotechnology		Investment		Other		Consolidated
Year ended 30 June	2006	2005	2006	2005	2006	2005	2006	2005
	$	$	$	$	$	$	$	$
Revenue
External sales	9,235,469	8,962,441	—	—	—	—	9,235,469	8,962,441
Other revenues	1,521,645	1,427,510	—	—	—	—	1,521,645	1,427,510
Total segment revenue	10,757,114	10,389,951	—	—	—	—	10,757,114	10,389,951
Result	(7,925,365)	(10,704,584)	17,242	(69,351)	—	—	(7,908,123)	(10,773,935)
Assets	33,043,312	42,842,704	673,595	656,353	—	—	33,716,907	43,499,057
Liabilities	3,474,768	5,815,818	—	—	—	—	3,474,768	5,815,818
Other segment information
Amortisation expenses	(4,118,996)	(3,683,937)	—	—	—	—	(4,118,996)	(3,683,937)
Depreciation expenses	(698,281)	(727,748)	—	—	—	—	(698,281)	(727,748)
Purchase of plant and equipment and other non-current assets	882,825	2,129,395	—	—	—	—	882,825	2,129,395
Cash flow information
Net cash flows (used in) / provided by:
Operating activities	(5,957,322)	(5,794,184)	—	—	—	—	(5,957,322)	(5,794,184)
Investing activities	(155,247)	(25,483)	—	—	—	—	(155,247)	(25,483)
Financing activities	(450,892)	12,873,712	—	—	—	—	(450,892)	12,873,712

Geographic segments (secondary segment)

Segment	Australia		Canada		Switzerland		Consolidated
Year ended 30 June	2006	2005	2006	2005	2006	2005	2006	2005
	$	$	$	$	$	$	$	$
Segment revenue
Sales	9,235,469	8,962,441	—	—	—	—	9,235,469	8,962,441
Other revenues	1,508,335	1,417,222	11,796	10,288	1,514	—	1,521,645	1,427,510
Total segment revenue	10,743,804	10,379,663	11,796	10,288	1,514	—	10,757,114	10,389,951
Segment results	(7,836,401)	(10,727,514)	(51,597)	(24,076)	(20,125)	(22,345)	(7,908,123)	(10,773,935)
Segment assets	33,105,791	42,920,376	597,093	555,228	14,023	23,453	33,716,907	43,499,057
Liabilities	3,439,495	5,789,771	3,498	5,676	31,775	20,371	3,474,768	5,815,818
Other segment information
Amortisation expenses	(4,118,996)	(3,683,937)	—	—	—	—	(4,118,996)	(3,683,937)
Depreciation expenses	(698,281)	(727,748)	—	—	—	—	(698,281)	(727,748)
Purchase of plant and equipment and other non-current assets	882,825	2,129,395	—	—	—	—	882,825	2,129,395
Cash flow information
Net cash flows (used in) / provided by:
Operating activities	(5,992,081)	(5,807,942)	41,865	8,254	(7,106)	5,504	(5,957,322)	(5,794,184)
Investing activities	(155,247)	(25,483)	—	—	—	—	(155,247)	(25,483)
Financing activities	(450,892)	12,873,712	—	—	—	—	(450,892)	12,873,712

28.           SEGMENT INFORMATION

Segment products and locations

The principal business segment of the Group is biotechnology, as described in detail elsewhere in this Financial Report.  The principal geographic segment is Australia, with the Company’s headquarters being located in Melbourne in the State of Victoria.

Segment accounting policies

Segment accounting policies are the same as the Group’s policies described in Note 2.  During the financial year, there were no changes in segment accounting policies other than those described in Note 2.

29.           COMMITMENTS AND CONTINGENCIES

	Consolidated		Genetic Technologies Limited
	2006	2005	2006	2005
	$	$	$	$
Hire purchase expenditure commitments
Minimum hire purchase payments
-not later than one year	544,551	516,913	544,551	516,913
-later than one year but not later than five years	509,936	971,823	509,936	971,823
-later than five years	—	—	—	—
Total minimum hire purchase payments	1,054,487	1,488,736	1,054,487	1,488,736
Less: future finance charges	(72,379)	(145,324)	(72,379)	(145,324)
Present value of hire purchase payments	982,108	1,343,412	982,108	1,343,412
Aggregate expenditure commitments comprise:
Current liability (Note 18)	490,379	435,431	490,379	435,431
Non-current liability (Note 22)	491,729	907,981	491,729	907,981
Total hire purchase expenditure commitments	982,108	1,343,412	982,108	1,343,412

On 14 January 2005, the Company executed a Master Asset Finance Agreement with National Australia Bank Limited in respect of a $2,500,000 asset finance facility (the “Facility”).  During the period up to 30 June 2006, the Company financed the acquisition of laboratory and office equipment under the Facility with a total value of $1,592,538.  Each of the Company’s Australian-resident subsidiaries has provided a guarantee to the Company in respect of the Facility.

Operating lease expenditure commitments
Minimum lease payments
-not later than one year	411,501	442,612	—	64,400
-later than one year but not later than five years	1,751,482	1,545,047	—	32,200
-later than five years	—	945,529	—	—
Total minimum lease payments	2,162,983	2,933,188	—	96,600

Operating leases relate to office and laboratory premises in Fitzroy, Victoria and office premises in Sydney, New South Wales that were occupied by the Company during the financial year.  The lease over the Fitzroy premises is in the name of GeneType Pty. Ltd. (a wholly-owned subsidiary of the Company) and expires on 30 June 2011.  GeneType Pty. Ltd. has an option to extend the lease at its expiration for a further ten year period.  Having previously vacated the Sydney premises, in November 2005 the Company negotiated with a third party to assume all rights and obligations with respect to those premises as from 1 January 2006.

The Fitzroy premises are owned by Bankberg Pty. Ltd., a company associated with the Company’s Chief Executive Officer, Dr. Mervyn Jacobson (refer Note 39).  The lease contains market review clauses in the event that GeneType Pty. Ltd. exercises its option to renew.  GeneType Pty. Ltd. does not have an option to purchase the leased assets at the expiry of the lease period.

	Consolidated		Genetic Technologies Limited
	2006	2005	2006	2005
	$	$	$	$
Research and development expenditure commitments
Minimum research and development payments
• not later than one year	1,195,268	960,803	1,195,268	960,803
• later than one year but not later than five years	1,850,000	2,250,000	1,850,000	2,250,000
• later than five years	—	—	—	—
Total minimum research and development payments	3,045,268	3,210,803	3,045,268	3,210,803

On 15 June 2004, the Company entered into a Sponsored Research Agreement with C.Y. O’Connor ERADE Village Foundation in Perth, Western Australia pursuant to which Genetic Technologies Limited will contribute $900,000 per annum towards research for a period of five years, amounting to a total commitment of $4,500,000.  The Company will own any intellectual property arising from the research undertaken by the Foundation.  As at balance date, an amount of $2,250,000 remained payable under the Agreement.

On 31 May 2006, the Company entered into an ARC Linkage Agreement with The University of Melbourne pursuant to which Genetic Technologies Limited will contribute $250,000 per annum in cash for a period of three years towards research to target new drugs against parasitic nematodes of animals.  As at balance date, an amount of $750,000 remained payable under the Agreement.  In addition, a further in-kind contribution of $50,000 per annum for a period of three years will also be made to the project by the Company under the Agreement.

On 22 February 2006, the Company agreed to extend its research agreement with King’s College London on the “Bioinformatic and Functional Analysis of VNTR’s” and “Genetics of Addiction” projects for the period from 1 February 2006 to 31 August 2006.  The total expenditure commitment is GBP 63,700 which is payable in six instalments.  During the period up to 30 June 2006, a total of GBP 45,500 had been paid by the Company.  Accordingly, as at balance date, an amount of GPB 18,200 remained payable under the Agreement.

Other capital expenditure commitments

As at 30 June 2006, the Company did not have any other significant contracted capital expenditure commitments.

Other expenditure commitments

As at 30 June 2006, the Company held a 17.45% (2005: 18.11%) direct equity interest in the North Laverton Joint Venture with Regis Resources N.L. (refer Note 32).  This joint venture has continuing minimal expenditure requirements as prescribed by the Western Australian Mines Department in respect of its prospecting and exploration licenses and mining leases owned by the joint venture.  By agreement with the joint venture partner, the Company is not contributing any funding towards the project, these costs are met by its joint venture partner.

30.           CONTINGENT ASSETS

On 12 December 2005, the Company announced that it had reached a final settlement of its patent dispute with Applera Corporation.  As part of the settlement, the parties had executed a number of binding agreements, including a supply agreement, pursuant to which Applera agreed to supply the Company with certain Applera equipment and reagents which the Company uses in its genetic testing business.  The total value of these credits was $8,547,500, comprising equipment credits to the value of $4,602,500 and reagent credits to the value of $3,945,000.  During the period ended 30 June 2006, the Company had drawn down equipment and reagents under the supply agreement with a total of $1,036,111.  Accordingly, as at 30 June 2006, the Company had a contingent asset representing remaining credits available to it with a total value of $7,511,389.

31.           CONTINGENT LIABILITIES

The Group has been notified of a number of native title claims under the Commonwealth Native Title Act, 1993, covering exploration tenements in the North Laverton Joint Venture in Western Australia in which the Group has a direct equity interest (refer Note 32).  Until further information regarding the claims and the affected area becomes available, the Group will not be in a position to assess the likely effect, if any, of any claim.  However, the Directors expect that existing exploration will not be materially affected by any claim or the claims in aggregate.

32.           JOINT VENTURES

The Company holds a direct equity interest in the North Laverton Joint Venture with Regis Resources N.L. covering various exploration licenses in Western Australia.  The Company is not contributing any funding towards the project by agreement with the joint venture partner and does not have any involvement in its operations.  All liabilities of the joint venture are borne by the joint venture partner.  The Company’s investment in the joint venture has been written down to nil.  As a result of its election not to contribute its share of expenditures, the Company’s interest in the joint venture was diluted down to 17.45% as at 30 June 2006 (2005: 18.11%).  All joint venture interests have been valued at nil and no revenues or expenses have been derived or incurred during the year ended 30 June 2006.

33.           EMPLOYEE BENEFITS

Staff Share Plan

On 30 November 2001, the Directors of the Company established a Staff Share Plan.  Pursuant to the terms of the Plan, the Directors of the Company may, at their discretion, grant options over the ordinary shares in the Genetic Technologies Limited to executives, consultants, employees, and formerly Directors, of the Group as discussed in Note 24.  As at 30 June 2006, there were six Directors, four Executives, eight consultants and 34 employees who held options that had been granted under the Plan.

The fair value of each option granted under the Staff Share Plan is estimated using a Black-Scholes option-pricing model with the following assumptions used for grants made during the years ended 30 June 2006 and 2005:

	2006	2005
Dividend yield	—	—
Historic and expected volatility	53%	55%
Risk-free interest rate	5.62%	5.21%
Expected life of an option	5 years	5 years

Information regarding the movements in the number of options granted under the Staff Share Plan is set out in Note 24.

Superannuation commitments

The Group does not have any defined benefit funds.  The Group makes statutory contributions to various superannuation funds on behalf of all employees at a rate of nine percent per annum, in addition to making other superannuation contributions as part of salary packaging arrangements with staff all of which are expensed when incurred.  Contributions by the Group of up to nine percent per annum of employees’ wages and salaries are legally enforceable in Australia.

34.           AUDITORS’ REMUNERATION

	Consolidated		Genetic Technologies Limited
	2006	2005	2006	2005
	$	$	$	$
Amounts received or due and receivable by Ernst & Young in respect of:
An audit or review of the financial report of the entity and any other subsidiary
Audit of Australian and US GAAP accounts	403,918	342,500	403,918	337,500
Other services in relation to the entity and any other subsidiary
Taxation services	79,120	55,000	79,120	55,000
AIFRS diagnostic	—	14,000	—	14,000
	483,038	411,500	483,038	406,500
Amounts received or due and receivable by auditors other than Ernst & Young in respect of:
An audit or review of the financial report of other subsidiaries	8,120	7,067	—	—
Total auditors’ remuneration	491,158	418,567	483,038	406,500

35.           KEY MANAGEMENT PERSONNEL DISCLOSURES

Details of Key Management Personnel

Directors

Mr. Henry Bosch AO (Non-Executive Chairman)

Dr. Mervyn Jacobson (Chief Executive Officer)

Mr. Fred Bart (Non-Executive)

Mr. John S. Dawkins AO (Non-Executive)

Mr. Robert J. Edge (Non-Executive)

Mr. Bosch was appointed as a Director on 24 June 2005 and as Non-Executive Chairman of the Board on 23 November 2005.

Prof. Deon Venter resigned as a Director on 23 August 2006.

Executives

Mr. Thomas G. Howitt (Chief Financial Officer and Company Secretary)

Mr. Geoffrey E. Newing (Chief Operating Officer)

Dr. Gary Cobon (Chief Scientific Officer)

Mr. Newing was appointed as Chief Operating Officer on 24 August 2006.

Dr. Cobon was appointed as Chief Scientific Officer on 2 November 2005.

Mr. Ian N. Christensen resigned as Group General Manager - Intellectual Property on 11 August 2006.

Remuneration of Key Management Personnel

	Consolidated		Genetic Technologies Limited
	2006	2005	2006	2005
	$	$	$	$
Short-term	1,147,433	872,969	1,147,433	872,969
Post-employment	74,057	43,681	74,057	43,681
Share-based	343,469	163,106	343,469	163,106
Total remuneration of Key Management Personnel	1,564,959	1,079,756	1,564,959	1,079,756

The Company has applied the exemption under Corporations Amendments Regulation 2006, which exempts listed companies from, providing detailed remuneration disclosures in relation to their key management personnel in their annual financial reports by Accounting Standard AASB 124 Related Party Disclosures.  These remuneration disclosures are provided in the Remuneration Report section of the Directors’ Report designated as audited.

Optionholdings of Key Management Personnel

30 June 2006

	Opening	Number of options			Closing	Vested as at 30 June 2006
Name of optionholder	balance	Granted	Exercised	Lapsed	balance	Total	Not exercisable	Exercisable
Director
Mr. Henry Bosch AO	—	500,000	—	—	500,000	500,000	375,000	125,000
Dr. Mervyn Jacobson	2,000,000	—	—	—	2,000,000	2,000,000	—	2,000,000
Mr. Fred Bart	500,000	—	—	—	500,000	500,000	—	500,000
Mr. John S. Dawkins AO	—	500,000	—	—	500,000	500,000	375,000	125,000
Mr. Robert J. Edge	500,000	—	—	—	500,000	500,000	375,000	125,000
Prof. Deon J. Venter	1,000,000	—	—	—	1,000,000	1,000,000	500,000	500,000
Executive
Mr. Thomas G. Howitt	750,000	250,000	—	—	1,000,000	1,000,000	812,500	187,500
Dr. Gary Cobon	—	750,000	—	—	750,000	750,000	750,000	—
Mr. Geoffrey E. Newing	—	750,000	—	—	750,000	750,000	750,000	—
Mr. Ian N. Christensen	300,000	—	—	—	300,000	300,000	75,000	225,000
Totals	5,050,000	2,750,000	—	—	7,800,000	7,800,000	4,012,500	3,787,500

30 June 2005

	Opening	Number of options			Closing	Vested as at 30 June 2005
Name of optionholder	balance	Granted	Exercised	Lapsed	balance	Total	Not exercisable	Exercisable
Director
Mr. Henry Bosch AO	—	—	—	—	—	—	—	—
Dr. Mervyn Jacobson	53,000,000	—	(49,000,000)	(2,000,000)	2,000,000	2,000,000	500,000	1,500,000
Mr. Fred Bart	500,000	—	—	—	500,000	500,000	125,000	375,000
Mr. John S. Dawkins AO	—	—	—	—	—	—	—	—
Mr. Robert J. Edge	—	500,000	—	—	500,000	500,000	500,000	—
Prof. Deon J. Venter	1,000,000	—	—	—	1,000,000	1,000,000	750,000	250,000
Executive
Mr. Thomas G. Howitt	—	750,000	—	—	750,000	750,000	750,000	—
Mr. Geoffrey E. Newing	—	—	—	—	—	—	—	—
Mr. Ian N. Christensen	300,000	—	—	—	300,000	300,000	150,000	150,000
Totals	54,800,000	1,250,000	(49,000,000)	(2,000,000)	5,050,000	5,050,000	2,775,000	2,275,000

Shareholdings of Key Management Personnel

30 June 2006

Shares held in Genetic	Opening	Number of shares		Acquired on	Closing
Technologies Limited	balance	Bought	Sold	exercise of options	balance
Director
Mr. Henry Bosch AO	185,000	—	—	—	185,000
Dr. Mervyn Jacobson	150,200,900	731,000	—	—	150,931,900
Mr. Fred Bart	25,918,214	—	—	—	25,918,214
Mr. John S. Dawkins AO	—	—	—	—	—
Mr. Robert J. Edge	—	—	—	—	—
Prof. Deon J. Venter	—	25,000	—	—	25,000
Executive
Mr. Thomas G. Howitt	—	—	—	—	—
Dr. Gary Cobon	—	—	—	—	—
Mr. Geoffrey E. Newing	—	213,350	—	—	213,350
Mr. Ian N. Christensen	—	—	—	—	—
Totals	176,304,114	969,350	—	—	177,273,464

30 June 2005

Shares held in Genetic	Opening	Number of shares		Acquired on	Closing
Technologies Limited	balance	Bought	Sold	exercise of options	balance
Director
Mr. Henry Bosch AO	—	185,000	—	—	185,000
Dr. Mervyn Jacobson	101,200,900	—	—	49,000,000	150,200,900
Mr. Fred Bart	25,918,214	—	—	—	25,918,214
Mr. John S. Dawkins AO	—	—	—	—	—
Mr. Robert J. Edge	—	—	—	—	—
Prof. Deon J. Venter	—	—	—	—	—
Executive
Mr. Thomas G. Howitt	—	—	—	—	—
Mr. Geoffrey E. Newing	—	—	—	—	—
Mr. Ian N. Christensen	—	—	—	—	—
Totals	127,119,114	185,000	—	49,000,000	176,304,114

All equity transactions with Key Management Personnel, other than those arising from the exercise of options, have been entered into under terms and conditions no more favourable than those which the entity would have adopted if dealing at arm’s length.

Other transactions and balances with Key Management Personnel

During the year ended 30 June 2006:

•                      GeneType Pty. Ltd. paid a total of $399,274 (2005: $387,492) to Bankberg Pty. Ltd., a company associated with Dr. Mervyn Jacobson, for rent in respect of the office and laboratory premises in Fitzroy, Victoria that are leased by the Group.

•                      the Company paid consulting fees of $Nil (2005: $36,000) to 4F Investments Pty. Ltd., a company associated with Mr. Fred Bart.

•                      the Company held 30,189 common shares in XY, Inc. of which Dr. Mervyn Jacobson is Chairman and CEO.

All transactions with Key Management Personnel are undertaken on normal commercial terms and conditions.

36.           SUBSIDIARIES

As at 30 June 2006, the structure of Genetic Technologies Limited and its subsidiaries may be depicted as follows:

		Group interest (%)		Net carrying value ($)
Name of Group company	Incorporation details	2006	2005	2006	2005
Entities held directly by parent
GeneType Pty. Ltd.	5 September 1990 Victoria, Australia	100%	100%	1	1
Simons GeneType Diagnostics Pty. Ltd.	18 July 1989 Victoria, Australia	100%	100%	1	1
RareCellect Pty. Ltd.	7 March 2001 N.S.W., Australia	100%	100%	10	10
GeneType AG	13 February 1989 Zug, Switzerland	100%	100%	26,698	26,698
GeneType Corporation	18 December 1989 California, U.S.A.	100%	100%	—	—
Gtech International Resources Limited	29 November 1968 Yukon Territory, Canada	75.8%	78.2%	424,535	424,535
ImmunAid Pty. Ltd.	21 March 2001 Victoria, Australia	65.0%	60.0%	—	—
Total carrying value (Note 16)				451,245	451,245
Entities held by other subsidiaries
Silbase Scientific Services Pty. Ltd.	12 November 1997 Victoria, Australia	100%	100%	2	2
Genetic Technologies Corporation Pty. Ltd.	11 October 1996 N.S.W., Australia	100%	100%	2	2
AgGenomics Pty. Ltd.	15 February 2002 Victoria, Australia	50.1%	50.1%	50	50

37.           FINANCIAL RISK MANAGEMENT OBJECTIVES AND POLICIES

The Group’s principal financial instruments comprise cash at bank and on hand, short-term deposits and hire purchase contracts.  The Group has various other financial assets and liabilities, such as trade receivables and trade payables, which arise directly from its operations.

The Group does not typically enter into derivative transactions, such as interest rate swaps or forward currency contracts.  It is, and has been throughout the period under review, the Group’s policy that no trading in financial instruments shall be undertaken.  The main risks arising from the Group’s financial instruments are credit risk exposures, liquidity risk and foreign currency risk.  The policies for managing each of these risks are summarised below.

Details of the significant accounting policies and methods adopted, including the criteria for recognition, the basis of measurement and the basis on which income and expenses are recognised, in respect of each class of financial asset, financial liability and equity instrument are disclosed in Note 2.

Credit risk exposures

The Group’s maximum exposures to credit risk as at 30 June 2006 in relation to each class of recognised financial assets is the carrying amount of those assets, as indicated in the Balance Sheet.

Financial assets included on the Balance Sheet that potentially subject the Company to concentration of credit risk consist principally of cash and cash equivalents and trade receivables.  The Company minimises this concentration of risk by placing its cash and cash equivalents with financial institutions that maintain superior credit ratings in order to limit the degree of credit exposure.  The Company has established guidelines relative to credit ratings, diversification and maturities that seek to maintain safety and liquidity.  The Company does not require collateral to provide credit to its customers, however, the majority of the Company’s customers are large, reputable organisations and, as such, the risk of credit exposure is limited.  The Company has not entered into any transactions that would qualify as a financial derivative instrument.

In addition, receivable balances are monitored on an ongoing basis with the result that the Group’s exposure to bad debts is not significant.  Details of the significant accounting policies and methods adopted, including the criteria for recognition, the basis of measurement and the basis on which income and expenses are recognised, in respect of each class of financial asset, financial liability and equity instrument are disclosed in Note 2 to the financial statements.

As at 30 June 2006, one customer accounted for 71.5% of the trade receivables of the Group:

Amount due (percentage of total debtors)
Name of debtor	2006	2005
	$	$
Innogenetics NV	859,402 (71.5%)	—
South Eastern Sydney and Illawarra Area Health Service	—	180,420 (31.5%)
Plant Biotechnology Centre of Victoria	—	151,525 (26.5%)

As at the date of this Financial Report, a total of $422,654 (representing Euro 250,000, or 50% of the amount due as at that date) had been received from Innogenetics NV.  The balance of Euro 250,000 is due to be received by 5 January 2007.

Liquidity risk

The Group’s objective is to maintain a balance between continuity of funding and flexibility through the use of cash at bank, short-term deposits and hire purchase contracts.

Foreign currency risk

The Company is exposed to foreign currency exchange risk through primary financial assets and liabilities.  It is the Company’s policy not to hedge these transactions as the exposure is considered to be minimal from a consolidated operations perspective.  Further, as the Company incurs expenses payable in US dollars, the financial assets that are held in US dollars provide a natural hedge for the Company.

38.           FINANCIAL INSTRUMENTS

Interest rate risk

The Group’s exposure to interest rate risks and the effective interest rates of financial assets and financial liabilities, both recognised and unrecognised, as at 30 June 2006, are as follows:

Consolidated	Year	Floating rate	Other (refer note)	Non-interest bearing	Total carrying amount	Weighted ave. effective rate
		$	$	$	$	%
Financial assets
Cash at bank and on hand	2006	9,597,060	—	—	9,597,060	4.95%
	2005	3,024,583	—	—	3,024,583	2.39%
Short term deposits	2006	—	2,288,187	—	2,288,187	5.65%
	2005	—	7,219,251	—	7,219,251	5.69%
Commercial bills of exchange	2006	—	—	—	—	N/A
	2005	—	8,170,183	—	8,170,183	5.65%
Trade and other receivables	2006	—	—	1,401,468	1,401,468	N/A
	2005	—	—	695,859	695,859	N/A
Performance bond	2006	—	85,963	—	85,963	5.32%
	2005	—	87,514	—	87,514	5.46%
Available-for-sale investments	2006	—	—	673,595	673,595	N/A
	2005	—	—	656,353	656,353	N/A
Total financial assets	2006	9,597,060	2,374,150	2,075,063	14,046,273
	2005	3,024,583	15,476,948	1,352,212	19,853,743
Financial liabilities
Trade and other payables	2006	—	—	1,410,378	1,410,378	N/A
and accrued expenses	2005	—	—	3,004,693	3,004,693	N/A
Hire purchase liabilities	2006	—	982,108	—	982,108	7.12%
	2005	—	1,343,412	—	1,343,412	7.10%
Total financial liabilities	2006	—	982,108	1,410,378	2,392,486
	2005	—	1,343,412	3,004,693	4,348,105

Note:         All other periods in respect of financial assets are for less than one year.  In respect of the hire purchase liability, the interest rates are fixed for the terms of the facility, which is less than one year ($490,380) and between one and five years ($491,729).

Genetic Technologies Limited	Year	Floating rate	Other (refer note)	Non-interest bearing	Total carrying amount	Weighted ave. effective rate
		$	$	$	$	%
Financial assets
Cash at bank and on hand	2006	8,665,588	—	—	8,665,588	5.25%
	2005	1,938,123	—	—	1,938,123	2.39%
Short term deposits	2006	—	2,287,971	—	2,287,971	5.65%
	2005	—	7,213,923	—	7,213,923	5.69%
Commercial bills of exchange	2006	—	—	—	—	N/A
	2005	—	8,170,183	—	8,170,183	5.65%
Trade and other receivables	2006	—	—	997,858	997,858	N/A
	2005	—	—	150,034	150,034	N/A
Performance bond	2006	—	85,963	—	85,963	5.32%
	2005	—	87,514	—	87,514	5.46%
Available-for-sale investments	2006	—	—	673,595	673,595	N/A
	2005	—	—	656,353	656,353	N/A
Total financial assets	2006	8,665,588	2,373,934	1,671,453	12,710,975
	2005	1,938,123	15,471,620	806,387	18,216,130

Genetic Technologies Limited	Year	Floating rate	Other (refer note)	Non-interest bearing	Total carrying amount	Weighted ave. effective rate
		$	$	$	$	%
Financial liabilities
Trade and other payables	2006	—	—	861,216	861,216	N/A
and accrued expenses	2005	—	—	2,514,639	2,514,639	N/A
Hire purchase liabilities	2006	—	982,108	—	982,108	7.12%
	2005	—	1,343,412	—	1,343,412	7.10%
Total financial liabilities	2006	—	982,108	861,216	1,843,324
	2005	—	1,343,412	2,514,639	3,858,051

Note:         All other periods in respect of financial assets are for less than one year.  In respect of the hire purchase liability, the interest rates are fixed for the terms of the facility, which is less than one year ($490,380) and between one and five years ($491,729).

Net fair values of financial assets and liabilities

All financial assets and liabilities have been recognised at 30 June 2006 at their net fair values.  The following methods and assumptions are used to determine the net fair values of financial assets and liabilities:

Cash and cash equivalents: the carrying amount approximates fair value due to their short term to maturity.

Trade and other receivables: the carrying amount approximates fair value.

Performance bond: the carrying amount approximates fair value due to its short term to maturity.

Unlisted shares: the carrying amount has been written down to recoverable amount which approximates fair value.

Trade and other payables: the carrying amount approximates fair value.

Accrued expenses: the carrying amount approximates fair value.

Hire purchase liabilities: the carrying amount approximates fair value.

39.           RELATED PARTY DISCLOSURES

Ultimate parent

Genetic Technologies Limited is the ultimate Australian parent company.  As at the date of this Report, no shareholder controls more than 50% of the issued capital of the Company.

Transactions within the Group

During the year ended 30 June 2006, AgGenomics Pty. Ltd., a subsidiary, paid interest amounting to $24,158 (2005: $24,443) to Genetic Technologies Limited in respect of an outstanding loan between the parties.  AgGenomics Pty. Ltd. also paid management fees amounting to $51,003 (2005: $120,172) to GeneType Pty. Ltd., a second subsidiary.  All amounts were charged on commercial, arm’s-length terms and at commercial rates.

Other related party transactions

As at 30 June 2006, a net amount of $7,984,505 (2005: $9,564,022) was receivable by Genetic Technologies Limited from its various subsidiaries.  The loans are unsecured, generally interest free and there are no fixed terms of repayment.

Also during the year, GeneType Pty. Ltd. (a wholly-owned subsidiary) paid a total of $399,274 (2005: $387,492) to Bankberg Pty. Ltd., a company associated with Dr. Mervyn Jacobson, for rent in respect of the office and laboratory premises in Fitzroy, Victoria that are leased by the Company.

All transactions with Key Management Personnel, other than those arising from the exercise of options, have been entered into under terms and conditions no more favourable than those which the entity would have adopted if dealing at arm’s length.  Please refer to Note 35 for a description of transactions with Key Management Personnel.

40.    SUBSEQUENT EVENTS

On 23 August 2006, Prof. Deon Venter resigned as a Director of the Company.  Apart from this resignation, there were no significant events that have occurred subsequent to balance date.

41.    AASB 1 TRANSITIONAL EXEMPTIONS

For all periods up to and including the year ended 30 June 2005, the Group prepared its financial statements in accordance with previous Australian Accounting Standards and UIG Abstracts (AGAAP).  These annual financial statements, for the year ended 30 June 2006, are the first the Group is required to prepare in accordance with Australian equivalents to International Financial Reporting Standards (“AIFRS”).

Accordingly, the Group has prepared financial statements that comply with AIFRS applicable for periods beginning on or after 1 January 2005 and the significant accounting policies meeting those requirements are described in Note 2.  In preparing these financial statements, the Group has started from an opening balance sheet as at 1 July 2004, the Group’s date of transition to AIFRS, and made those changes in accounting policies and other restatements required by AASB 1 First-time adoption of AIFRS.  This note, together with Note 42, explains the principal adjustments made by the Group in restating its AGAAP balance sheet as at 1 July 2004 and its previously published AGAAP financial statements for the year ended 30 June 2005.

The Group has made its elections in relation to the transitional exemptions allowed by AASB 1 “First-time Adoption of Australian Equivalents to International Financial Reporting Standards” as follows:

Foreign currency translation reserve

In accordance with an exemption provided under AASB 1, the Group has deemed that the cumulative translation differences for all foreign subsidiaries at the date of transition to AIFRS be reset to zero.

Share-based payment transactions

AASB 2 “Share-based Payments” is applied only to equity instruments granted after 7 November 2002 that had not vested on or before 1 January 2005.

Business combinations

AASB 3 “Business Combinations” was not applied retrospectively to past business combinations (i.e. business combinations that occurred before the date of transition to AIFRS).

Exemption from the requirement to restate comparative information for AASB 132 and AASB 139

The Group has not elected to adopt this exemption and has applied AASB 132 “Financial Instruments: Presentation and Disclosure” and AASB 139 “Financial Instruments: Recognition and Measurement” to its comparative information.

42.    IMPACT OF ADOPTION OF AIFRS

	Consolidated
	30 June 2005	1 July 2004
	$	$
(i) Reconciliation of total equity as presented under AGAAP to that under AIFRS
Total equity as presented under AGAAP	36,959,339	34,224,047
Add: increase in reserves attributable to share-based payments (A)	782,420	404,817
Add: goodwill amortisation written back (B)	23,900	—
Add: Government grant recognised (C)	700,000	700,000
Less: increase in accumulated losses attributable to share-based payments (A)	(782,420)	(404,817)
Total equity as presented under AIFRS	37,683,239	34,924,047

(ii) Reconciliation of accumulated losses as presented under AGAAP to that under AIFRS
Total accumulated losses as presented under AGAAP	(34,154,340)	(23,687,816)
Add: share-based payments (A)	(782,420)	(404,817)
Less: goodwill amortisation written back (B)	23,900	—
Less: Government grant recognised (C)	700,000	700,000
Less: foreign currency translation reserve written back	717,076	717,076
Total accumulated losses as presented under AIFRS	(33,495,784)	(22,675,557)

	Consolidated
	30 June 2005	1 July 2004
	$	$
(iii) Reconciliation of reserves as presented under AGAAP to that under AIFRS
Total reserves as presented under AGAAP	713,757	717,076
Less: foreign currency translation exemption (D)	(717,076)	(717,076)
Add: share-based payments (A)	782,420	404,817
Total reserves as presented under AIFRS	779,101	404,817

(iv) Reconciliation of loss after tax as presented under AGAAP to that under AIFRS
Total loss after tax as presented under AGAAP	(10,466,524)
Add: share-based payments (A)	(377,603)
Less: amortisation of goodwill (B)	23,900
Total loss after tax as presented under AIFRS	(10,820,227)

(v)               Explanation of material adjustments to the cash flow statements

There are no material adjustments to the cash flow statements.

(vi)           Notes

(A)                    Under AGAAP, share-based payments were not required to be expensed.  However, AASB 2 “Share-based Payments” requires entities to recognise an expense in relation to options and other equity instruments provided to employees (including directors).  These share-based payment transactions must be fair valued at grant date and recognised as an expense in the income statement evenly over the vesting period.  An adjustment was required to recognise share based payments granted after 7 November 2002 and vesting on or after 1 January 2005.

(B)                      Goodwill is not amortised under AASB 3 “Business Combinations”, but was amortised over its useful life under AGAAP.  Goodwill is tested annually for impairment under AASB 3.

(C)                      Under AGAAP, the fair value of the government grant was recognised as revenue when the entity gained control of the grant.  However, under AASB 120 “Accounting for Government Grants and Disclosure of Government Assistance”, when the government grant relates to an asset, the fair value of the grant is credited to a deferred income account and is released to the income statement over the expected useful life of the relevant asset by equal instalments.  The government grant received by the Group, which has previously been recognised as income, was adjusted so that it is now recognised over the useful life of the related asset.

(D)                     An exemption within AASB 1 allows for the foreign currency translation reserve to be reset to zero at the date of transition.  The Group has chosen to take advantage of this exemption and reset the foreign currency translation reserve to zero.

	Genetic Technologies Limited
	30 June 2005	1 July 2004
	$	$
(i) Reconciliation of total equity as presented under AGAAP to that under AIFRS
Total equity as presented under AGAAP	36,589,236	35,347,401
Add: increase in reserves attributable to share-based payments (E)	782,420	404,817
Less: increase in accumulated losses attributable to share-based payments (E)	(782,420)	(404,817)
Total equity as presented under AIFRS	36,589,236	35,347,401

(ii) Reconciliation of accumulated losses as presented under AGAAP to that under AIFRS
Total accumulated losses as presented under AGAAP	(33,646,160)	(21,729,152)
Add: share-based payments (E)	(782,420)	(404,817)
Total accumulated losses as presented under AIFRS	(34,428,580)	(22,133,969)

	Genetic Technologies Limited
	30 June 2005	1 July 2004
	$	$

(iii) Reconciliation of reserves as presented under AGAAP to that under AIFRS
Total reserves as presented under AGAAP	—	—
Add: share-based payments (E)	782,420	404,817
Total reserves as presented under AIFRS	782,420	404,817

(iv) Reconciliation of loss after tax as presented under AGAAP to that under AIFRS
Total loss after tax as presented under AGAAP	(11,917,008)
Add: share-based payments (E)	(377,603)
Total loss after tax as presented under AIFRS	(12,294,611)

(v)               Explanation of material adjustments to the cash flow statements

There are no material adjustments to the cash flow statements.

(vi)           Notes

(E)                       Under AGAAP, share-based payments were not required to be expensed.  However, AASB 2 “Share-based Payments” requires entities to recognise an expense in relation to options and other equity instruments provided to employees (including directors).  These share-based payment transactions must be fair valued at grant date and recognised as an expense in the income statement evenly over the vesting period.  An adjustment was required to recognise share based payments granted after 7 November 2002 and vesting on or after 1 January 2005.

DIRECTORS’ DECLARATION

In accordance with a resolution of the Directors of Genetic Technologies Limited, I state that:

1.   In the opinion of the Directors:

(a)              the financial report, and the additional disclosures included in the Directors’ Report which are designated as audited, of the Company and the Group are in accordance with the Corporations Act 2001, including:

(i)              giving a true and fair view of the Company’s and the Group’s financial position as at 30 June 2006 and of their performance for the year ended on that date; and

(ii)           complying with Accounting Standards and the Corporations Regulations 2001; and

(b)             there are reasonable grounds to believe that the Company will be able to pay its debts as and when they become due and payable.

2.          This declaration has been made after receiving the declarations required to be made to the Directors in accordance with section 295A of the Corporations Act 2001 for the financial year ended 30 June 2006.

On behalf of the Board

MR. HENRY BOSCH AO
Non-Executive Chairman

Melbourne, 11 September 2006

•	Ernst & Young Building	•	Tel 61 3 9288 8000
	8 Exhibition Street		Fax 61 3 8650 7777
Melbourne VIC 3000
Australia

GPO Box 67
Melbourne VIC 3001

Independent audit report to members of Genetic Technologies Limited Scope

The financial report, remuneration disclosures and directors’ responsibility

The financial report comprises the balance sheet, income statement, statement of changes in equity, statement of cash flows, accompanying notes to the financial statements, and the directors’ declaration for Genetic Technologies Limited (the “Company) and the consolidated entity, for the year ended 30 June 2006. The consolidated entity comprises both the company and the entities it controlled during that year.

The Company has disclosed information as required by paragraphs Aus 25.4 to Aus 25.7.2 of Accounting Standard AASB 124 Related Party Disclosures (“remuneration disclosures”), under the heading “Remuneration Report” on pages 9 to 11 of the directors’ report, as permitted by Corporations Regulation 2M.6.04.

The directors of the company are responsible for preparing a financial report that gives a true and fair view of the financial position and performance of the company and the consolidated entity, and that complies with Accounting Standards in Australia, in accordance with the Corporations Act 2001. This includes responsibility for the maintenance of adequate accounting records and internal controls that are designed to prevent and detect fraud and error, and for the accounting policies and accounting estimates inherent in the financial report. The directors are also responsible for the remuneration disclosures contained in the directors’ report.

Audit approach

We conducted an independent audit of the financial report in order to express an opinion to the members of the company. Our audit was conducted in accordance with Australian Auditing Standards in order to provide reasonable assurance as to whether the financial report is free of material misstatement. The nature of an audit is influenced by factors such as the use of professional judgment, selective testing, the inherent limitations of internal control, and the availability of persuasive rather than conclusive evidence. Therefore, an audit cannot guarantee that all material misstatements have been detected.

We performed procedures to assess whether in all material respects the financial report presents fairly, in accordance with the Corporations Act 2001, including compliance with Accounting Standards in Australia, and other mandatory financial reporting requirements in Australia, a view which is consistent with our understanding of the company’s and the consolidated entity’s financial position, and of their performance as represented by the results of their operations and cash flows and whether the remuneration disclosures comply with Accounting Standard AASB 124 Related Party Disclosures.

We formed our audit opinion on the basis of these procedures, which included:

•      examining, on a test basis, information to provide evidence supporting the amounts and disclosures in the financial report and the remuneration disclosures; and

•      assessing the appropriateness of the accounting policies and disclosures used and the reasonableness of significant accounting estimates made by the directors.

While we considered the effectiveness of management’s internal controls over financial reporting when determining the nature and extent of our procedures, our audit was not designed to provide assurance on internal controls.

We performed procedures to assess whether the substance of business transactions was accurately reflected in the financial report and the remuneration disclosures. These and our other procedures did not include consideration or judgment of the appropriateness, or reasonableness of the business plans or strategies adopted by the directors and management of the company.

Independence

We are independent of the company and the consolidated entity and have met the independence requirements of Australian professional ethical pronouncements and the Corporations Act 2001. We have given to the directors of the company a written Auditor’s Independence Declaration a copy of which is included in the Annual Report. In addition to our audit of the financial report and the remuneration disclosures, we were engaged to undertake the services disclosed in the notes to the financial statements. The provision of these services has not impaired our independence.

Audit opinion

In our opinion:

1.                                       the financial report of Genetic Technologies Limited is in accordance with:

(a)                                  the Corporations Act 2001, including:

(i)                                     giving a true and fair view of the financial position of Genetic Technologies Limited and the consolidated entity at 30 June 2006 and of their performance for the year ended on that date; and

(ii)                                  complying with Accounting Standards in Australia and the Corporations Regulations 2001; and

(b)                                 other mandatory financial reporting requirements in Australia;

2.                                       the remuneration disclosures that are contained on pages 9 to 11 of the directors’ report comply with Accounting Standard AASB 124 Related Party Disclosures.

Ernst & Young

A.J. Pititto

Partner

Melbourne

12 September 2006

Auditor’s Independence Declaration to the Directors of Genetic Technologies Limited

In relation to our audit of the financial report of Genetic Technologies Limited and its subsidiaries for the financial year ended 30 June 2006, to the best of my knowledge and belief, there have been no contraventions of the auditor independence requirements of the Corporations Act 2001 or any applicable code of professional conduct.

Ernst & Young

A.J. Pititto

Partner

12 September 2006